
13001700


MaxLinear

2012 ANNUAL REPORT

April 12, 2013

Dear Fellow MaxLinear Stockholders:

I am pleased to note that 2012 marked a year of record revenue for the Company. We not only grew our revenues by 36% annually, but we also made focused investments to expand the scope of our business. We are addressing new service provider markets, maintaining our product cycle driven revenue growth momentum, making progress towards achieving operational scale, and improving our profitability and cash flow generation. Most notably, in 2012, we extended our position in the new emerging DOCSIS3.0 data Cable growth platform. As a result, our revenues derived from cable more than doubled year-on-year. Additionally, we began converting design wins into revenue with our best-in-class "super radio" family of digital and hybrid TV tuner solutions. Simultaneously, we made progress towards establishing Satellite TV as the next major growth opportunity for MaxLinear. We are proud that we were able to accomplish all of this despite a challenging macro market environment.

We continue to garner a significant number of design wins in Cable, Terrestrial TV, and in our new target market for Satellite Television applications. We remain confident in our competitive position and design win momentum in Terrestrial markets, enabled by our industry leading "super-radio" hybrid TV tuner, and tuner-demodulator solutions. We are encouraged by our continued technology leadership in Cable with the launch of our 4th generation broadband RF/Mixed-Signal platform, namely Full-Spectrum Capture (FSC™) technology. Our FSC™ platform is expected to have a wide range of Target Addressable Market (TAM) applicability in large existing and emerging markets, such as infrastructure opportunities in wireless, cable, satellite, and other broadband data delivery communications. We have recently announced major Cable, and Satellite OEM customer design wins for data modem and video gateway applications that incorporate our latest FSC™ products.

Organizationally, we have significantly enhanced the strength and experience of our executive leadership team, and we continue to build on our foundation of engineering excellence, as witnessed in our market leading execution and technical innovation. Further, we have expanded the scale of our research and development with the addition of new design centers in Bangalore, India, and San Jose, California. As 2013 unfolds, we are excited about our continued technology leadership with the launch of our fourth generation broadband, RF-Mixed Signal technology platform in advanced 40nm digital CMOS processes. We are optimistic about our strategic research and development investments in the infrastructure markets of Satellite, Cable, and other broadband communications markets. We are increasingly confident that these disciplined investments will deliver on our long-term growth aspirations.

In closing, I would like to take this opportunity to express my sincere gratitude to the entire MaxLinear family – our Customers, our Suppliers, our Employees and their Families, and our Stockholders.

We hope to see you all at our annual meeting.

Sincerely,



Kishore Seendripu, Ph.D.
Chairman of the Board of Directors and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
APR 17 2013
Washington, DC 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file number: 001-34666

MaxLinear, Inc.
(Exact name of Registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**14-1896129** **(I.R.S. Employer Identification No.)**
2051 Palomar Airport Road, Suite 100 **Carlsbad, California** **(Address of principal executive offices)**	**92011** **(Zip Code)**

(760) 692-0711

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $143 million (based on the closing sales price of the registrant's Class A common stock on that date). Shares of the registrant's Class A or Class B common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

As of January 25, 2013, the registrant has 23,187,879 shares of Class A common stock, par value $0.0001, and 9,672,781 shares of Class B common stock, par value $0.0001, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III of this Form 10-K is incorporated by reference to the registrant's proxy statement (the "Proxy Statement") for the 2013 annual meeting of stockholders, which proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

TABLE OF CONTENTS

MAXLINEAR, INC.

PART I

Forward-Looking Statements

The information in this Annual Report on Form 10-K for the fiscal year ended December 31, 2012, or this Form 10-K, contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Form 10-K. We do not assume any obligation to update any forward-looking statements.

ITEM 1. BUSINESS

Corporate Information

We incorporated in the State of Delaware in September 2003. Our executive offices are located at 2051 Palomar Airport Road, Suite 100, Carlsbad, California 92011, and our telephone number is (760) 692-0711. In this Form 10-K, unless the context otherwise requires, the "Company," "we," "us" and "our" refer to MaxLinear, Inc. and its wholly-owned subsidiaries. Our website address is www.maxlinear.com. The contents of our website are not incorporated by reference into this Form 10-K. We provide free of charge through a link on our website access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practical after the reports are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC. The names "MxL" and "digIQ" are our registered trademarks. All other trademarks and trade names appearing in this Form 10-K are the property of their respective owners.

Overview

We are a provider of integrated, radio-frequency and mixed-signal semiconductor solutions for broadband communications applications. Our high performance radio-frequency, or RF, receiver products capture and process digital and analog signals to be decoded for various applications. These products include both RF receivers and RF receiver systems-on-chip, or SoCs, which incorporate our highly integrated radio system architecture and the functionality necessary to demodulate broadband signals. Our current products enable the display of broadband data and video content via a wide range of electronic devices, including cable and terrestrial set top boxes, DOCSIS data and voice gateways, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices.

We combine our high performance RF and mixed-signal semiconductor design skills with our expertise in digital communications systems, software and embedded systems to provide highly integrated semiconductor devices that are manufactured using low-cost complementary metal oxide semiconductor, or CMOS, process technology. In addition, our ability to design analog and mixed-signal circuits in CMOS allows us to efficiently

combine analog and digital signal processing functionality in the same integrated circuit. As a result, our RF receivers and RF receiver SoCs have high levels of functional integration and performance, small silicon die size and low power consumption. Moreover, our proprietary CMOS-based radio system architecture provides to our customers the benefits of superior RF system performance, shorter design cycles, significant design flexibility and low system cost across a wide range of broadband communications applications.

We sell our products to original equipment manufacturers, or OEMs, module makers and original design manufacturers, or ODMs. During 2012, we sold our products to more than 80 end customers. From inception through December 31, 2012, we shipped 263 million RF receivers and RF receiver SoCs. For the year ended December 31, 2012, our net revenue was $97.7 million as compared to $71.9 million in the year ended December 31, 2011.

Industry Background

Technological advances in the broadband data and broadcast TV markets are driving dramatic changes in the way consumers access the internet and experience multimedia content. These advances include the ongoing worldwide conversion from analog to digital television broadcasting; the increasing availability of high-speed broadband and wireless connectivity; rapid improvements in display technology; the transition from standard to high definition television; the proliferation of multi-channel digital video recording, or DVR; and the proliferation of multimedia content accessible through terrestrial broadcast digital television, cable, satellite and telecommunications carrier services. As a result, system designers are adding enhanced television functionality to set top boxes and digital televisions, and expanding voice, video and data access functions and capabilities to home broadband gateways. We believe that several trends, across multiple target markets, are creating revenue opportunities for providers of RF receivers and RF receiver SoCs. These trends include the following:

- *Terrestrial:* Increasingly, consumers are demanding advanced features in their televisions and are also using non-traditional consumer electronic devices, such as personal computers, netbooks, tablets, in-cabin automobile, portable media players, and mobile phones to access broadcast television and other multimedia content. In the traditional television market, system designers are introducing cable and satellite ready televisions equipped with enhanced features such as picture-in-picture and DVR. Historically, we had meaningful revenue contribution from solutions sold into mobile phones; however, television solutions for mobile handsets have become a decreasing focus for us, and we have essentially exited this market as of the end of 2012.
- *Cable / Satellite / Broadband Access:* Competing cable, satellite, and other broadband service providers differentiate their services by providing consumers with bundled video, voice, and broadband data access, referred to as triple-play services. These services include advanced features such as; channel guide information, video-on-demand, multi-channel digital video recording, or DVR, and picture-in-picture viewing. Many set top boxes, including those used for triple-play services, now enable consumers to simultaneously access, and manage multimedia content from multiple locations in the same house. These advanced features require either a home gateway or a set top box to simultaneously receive, demodulate, and decode multiple signals spread across several channels. Each simultaneously accessed signal requires a dedicated RF receiver. In these emerging home gateway or media servers, where content may be delivered using internet protocol or IP, there may be "thin or remote clients" that may not have traditional TV tuners, but necessarily include a broadband RF receiver such as MoCA or WiFi. This greatly increases the number of RF receivers required to be deployed in each set top box. In addition, in order to deliver increasing data bandwidth to the home, cable MSOs have deployed DOCSIS 3.0 equipment and services, which enable channel bonding, or the concurrent reception of multiple channels, resulting in higher aggregate "sum of the channels" bandwidth available to DOCSIS 3.0 cable subscribers.

As a result of these trends, RF receiver technology is being deployed in a variety of devices for the terrestrial, cable, and satellite markets. The proliferation of applications with advanced features has led to an

increase in the number of devices with multiple RF receivers and RF receiver SoCs. RF receivers incorporate RF, digital and analog signal processing functions.

Challenges Faced by Providers of Systems and RF Receivers

The stringent performance requirements of broadband communications applications and the distinct technological challenges associated with the terrestrial, cable, and satellite markets present significant obstacles to service providers and system designers. In particular, designing and implementing RF receivers to capture broadcast digital television signals is extremely challenging due in part to the wide frequency band across which broadcast digital television signals are transmitted. As compared to other digital radio technologies, such as cellular, WiFi and Bluetooth, television signals broadcast over air, on cable, and by satellite are acquired over a much wider frequency band and encounter many more sources of interference. As a result, traditionally, design and implementation of these RF receivers have been accomplished using conventional radio system architectures that employ multiple discrete components and are fabricated using expensive special purpose semiconductor manufacturing processes, such as silicon germanium, gallium arsenide, and special purpose CMOS-based RF process technologies.

The core challenges of capturing and processing high quality broadband communications signals are common to the terrestrial, cable, and satellite markets. These challenges include:

- *Design Challenges of Multiple RF Receivers.* System designers and service providers across various markets seek to enhance consumer appeal through the addition of new features in their products. Incorporating more than one RF receiver in an electronic device enables many of these features and advanced applications that are rapidly becoming a part of the standard offering from device makers and service providers. For example, in the cable set top box market, it is necessary to support the simultaneous reception of multiple channels for voice, video and data applications in many system designs. In order to meet such requirements, OEMs must employ multiple RF receivers in their system design. Each additional RF receiver poses new challenges to the system designer, such as increased design complexity, overall cost, circuit board space, power consumption and heat dissipation. In addition, a high level of integration in multiple-receiver designs is necessary to combat the reliability and signal interference issues arising from the close proximity of sensitive RF elements.
- *Signal Clarity Performance Requirements.* Television reception requires a robust and clear signal to provide an adequate user experience. One of the core attributes of system performance is signal clarity, often measured by the signal-to-noise ratio parameter, which measures the strength of the desired signal relative to the combined noise and undesired signal strength in the same channel. Television reception requires an RF receiver that has a wide dynamic range and the ability to isolate the desired signal from the undesired signals, which include the noise generated by extraneous radio waves and interferers produced by home networking systems such as wireless local area network, or WLAN, and Bluetooth. Traditional RF receiver implementations utilized expensive discrete components, such as band-pass filters, resonance elements and varactor diodes to meet the stringent requirements imposed by broadband television reception. In high speed mobile environments, a method known as diversity combining of radio signals, in which the desired signal is captured using multiple RF receivers and reconstructed into a single signal, has been employed to improve the signal-to-noise ratio. Diversity combining of radio signals requires substantial RF, digital signal processing and software expertise. Both the traditional broadband reception and diversity combining of RF signals in mobile environments are difficult to implement and pose challenges to RF receiver providers.
- *Multiple Standards.* Worldwide, there are several regional standards for the transmission and reception of broadband analog and digital TV signals. Technical performance, feature requirements and the predominance of a particular means of TV transmission vary regionally. Further, each major geographic region has adopted its own TV standard for cable, terrestrial, and satellite transmissions, such as DVB-T/T2/C/C2/S/S2, ATSC, NTSC, ISDB-T, PAL, SECAM, DTMB, CMMB, etc. As a result of these multiple standards, there are region-specific RF receiver requirements and implementations, which make global standards compliance extremely challenging. Many system

designers prefer a multiple standards and protocol compliant solution that was previously not possible. Providers of RF receivers face the design challenge of providing this flexibility to the system designer without any increase in power consumption, or any loss of performance quality or competitiveness.

- *Power Consumption.* Power consumption is an important consideration for consumers and a critical design specification for system designers. For example, in battery-operated devices such as mobile handsets, netbooks and notebooks, and voice-enabled cable modems, long battery life is a differentiating device attribute. In addition, government sponsored programs, such as Energy Star in the U.S., induce consumers to purchase more energy efficient products. For example, in September 2009, the U.S. Environmental Protection Agency announced that Energy Star compliant televisions would be required to be 40% more energy efficient than their noncompliant counterparts. The addition of one or more RF receivers to a system in order to enable digital TV functionality significantly increases the overall power consumption imposing severe platform level design constraints on multiple channel receiver systems. In fact, in some multiple receiver system designs, a majority of the system's overall power consumption is attributable to the RF receiver and related components. Providers of RF receivers and RF receiver SoCs are confronted with the design challenge of lowering power consumption while maintaining or improving device performance.
- *Size.* The size of electronic components, such as RF receivers, is a key consideration for system designers and service providers. In the mobile market, size is a determining factor for whether or not a particular component, such as an RF receiver is designed into the product. In the past, traditional RF receivers were unable to meet the stringent size requirements required in the mobile market and broadcast television functionality was not incorporated in mobile phones. In the television market, as system designers create thinner flat-screen displays, the size of RF receivers is becoming a significant consideration, especially when multiple RF receivers are incorporated in a single system.

Limitations of Existing RF Receiver Solutions

For the past several decades, the RF receiver technology of choice has been the electro-mechanical can tuner. Despite field-proven performance attributes such as signal clarity, can tuners are often prohibitively large in size and have high power consumption, low reliability and high cost, especially in systems requiring multiple RF receivers in a single device. Further, can tuners utilize multiple external discrete components that limit the use of a system design to a single region or TV reception standard. Regional or standard specific customization can be tedious, time consuming and costly for the system designers.

Silicon RF receiver solutions eliminate some of the mechanical and discrete electronic components found in can tuners. However, existing silicon RF receivers typically have been designed using a conventional radio system architecture that employs multiple external discrete components, although fewer than in traditional can-tuners. In addition, these silicon RF receivers have been fabricated using expensive, special purpose semiconductor manufacturing processes such as gallium arsenide and silicon germanium process technologies. The use of multiple components and exotic semiconductor manufacturing process technologies increases system design complexity and overall cost. It reduces the feasibility of further integrating digital baseband circuits on the same chip as the RF receiver. We believe that a new RF receiver technology is required to address the drawbacks of traditional can-tuners and silicon receivers for the terrestrial, cable, and satellite markets.

Scalability of systems to support simultaneous multiple channel reception is a major requirement in today's home gateways, set-top-boxes, and broadband data modems. The use of existing can-tuners or integrated single channel receivers built in expensive, special purpose semiconductor process technologies imposes severe platform level design constraints for scaling power consumption, and manufacturing cost.

Our Solution

We are a provider of integrated, radio-frequency and mixed-signal semiconductor solutions for broadband communications applications. Our products enable the display of broadband video content in a wide range of

electronic devices, including cable and terrestrial set top boxes, DOCSIS data and voice gateways, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices. We combine our high performance analog and mixed-signal semiconductor design skills with our expertise in digital communications systems, software and embedded systems to develop RF receivers and RF receiver SoCs. We integrate our RF receivers with digital demodulation and other communications functions in standard CMOS process technology. Our solutions have the following key features:

- *Proprietary Radio Architecture.* Digital signal processing is at the core of our RF receivers and RF receiver SoCs. Using our proprietary CMOS-based radio architecture, we leverage both analog and digital signal processing to improve system performance across multiple products. The partitioning of the signal processing in the chip between analog and digital domains is designed to deliver high performance, small die size and low power for a given application. Moreover, our architecture is implemented in standard CMOS process technology, which enables us to realize the integration benefits of analog and digital circuits on the same integrated circuit. This allows us to predictably scale the on-chip digital circuits in successive advanced CMOS process technology nodes. Our solutions have been designed into products in markets with extremely stringent specifications for quality, performance and reliability, such as the television and automotive markets. We believe that our success in these markets demonstrates that our solution can be implemented successfully across multiple markets and applications.
- *High Signal Clarity Performance.* We design our RF receivers and RF receiver SoCs to provide high signal clarity performance regardless of the application in which they are employed. For example, in the set top box market, we deploy our core RF and mixed-signal CMOS process technology platform and radio system architecture to overcome the interference from in-home networks that can degrade cable broadband signals. We believe that signal clarity is more critical in television compared to other communications applications such as voice and data, because signal loss and interference have a more adverse impact on the end user experience.
- *Highly Integrated.* Our products integrate on a single chip the functionality associated with traditional analog and digital integrated circuits and other expensive discrete components. This high level of integration has the cost benefits associated with smaller silicon die area, fewer external components and lower power. Our CMOS-based RF receiver SoC eliminates analog interface circuit blocks and external components situated at the interface between discrete analog and digital demodulator chips and reduces the cost associated with multiple integrated circuit packages and related test costs. We are also able to integrate multiple RF receivers along with a demodulator onto a single die to create application-specific configurations for our customers. Thus, our highly integrated solution reduces the technical difficulties associated with overcoming the undesired interactions between multiple discrete analog and digital integrated circuits comprising a single system. Our solutions reduce the technical burden on system designers in deploying enhanced television functionality in their products.
- *Low Power.* Our products enable our customers to reduce power consumption in consumer electronic devices without compromising the stringent performance requirements of applications such as broadcast television. In addition, our products enable our customers to decrease overall system costs by reducing the power consumption and heat dissipation requirements in their systems. For example, in cable boxes supporting voice applications, low power consumption may enable a reduction in the number of batteries or battery capacity required to support standby and lifeline telephony. In certain set top boxes, reduced overall power consumption may allow system designers to eliminate one or more cooling fans required to dissipate the heat generated by high power consumption. The benefits of low power consumption increase with the number of RF receivers included in a system.
- *Scalable Platform.* Our product families share a highly modular, core radio system architecture, which enables us to offer RF receiver and RF receiver SoC solutions that meet the requirements of a wide variety of geographies, broadcast standards and applications. This is in contrast to legacy solutions that require significant customization to conform to regional standards, technical performance and feature requirements. Moreover, by leveraging our flexible core architecture platform, our integrated circuit

solutions can be deployed across multiple device categories. As a result, our customers can minimize the design resources required to develop applications for multiple target markets. In addition, our engineering resources can be deployed more efficiently to design products for larger addressable markets. We believe that our core technology platform also can be applied to other communications markets with similar performance requirements.

- *Space Efficient Solution.* Our highly integrated CMOS-based RF receivers and RF receiver SoCs have an extremely small silicon die size, require minimal external components and consume very little power. Our unique radio architecture, more specifically our Full-Spectrum Capture™ technology, not only enables us to integrate multiple RF receivers in a chip, but also results in a reduction in the incremental power and die area required per each additional channel of reception. This enables our customers to design multi-receiver applications, such as cable modems and set top boxes, in an extremely small form factor. In addition, our products are easily adapted to space-constrained devices such as flat screen televisions, netbooks, and laptops.

Our Strategy

Our objective is to be the leading provider of mixed-signal RF receivers and RF receiver SoCs for broadband video and data communications applications and, in the future, to leverage this core competency to expand into other communications markets with similar performance requirements. The key elements of our strategy are:

- *Extend Technology Leadership in RF Receivers and RF Receiver + Demodulator SoCs.* We believe that our success has been, and will continue to be, largely attributable to our RF and mixed-signal design capability, as well as advanced digital design, which we leverage to develop high-performance, low-cost semiconductor solutions for broadband communications applications. The broadband RF receiver market presents significant opportunities for innovation through the further integration of RF and mixed-signal functionality with digital signal processing capability in CMOS process technology. By doing so, we will be able to deliver products with lower power consumption, superior performance and increased cost benefits to system designers and service providers. We believe that our core competencies and design expertise in this market will enable us to acquire more customers and design wins over time. We will continue to invest in this capability and strive to be an innovation leader in this market.

- *Leverage and Expand our Existing Customer Base.* We target customers who are leaders in their respective markets. We intend to continue to focus on sales to customers who are leaders in our current target markets, and to build on our relationships with these leading customers to define and enhance our product roadmap. By solving the specific problems faced by our customers, we can minimize the risks associated with our customers' adoption of our new integrated circuit products, and reduce the length of time from the start of product design to customer revenue. Further, our engagements with market leaders will enable us to participate in emerging technology trends and new industry standards.

- *Target Additional High-Growth Markets.* Our core competency is in RF analog and mixed-signal integrated circuit design in CMOS process technology for broadband communications applications. Several of the technological challenges involved in developing RF solutions for video broadcasting and broadband reception are common to a majority of broadband communication markets. We intend to leverage our core competency in developing highly integrated RF receiver and RF receiver SoCs in standard CMOS process technology to address additional markets within broadband communication, communications infrastructure, and connectivity markets that we believe offer profitable high growth potential.

- *Expand Global Presence.* Due to the global nature of our supply chain and customer locations, we intend to continue to expand our sales, design and technical support organization both in the United States and overseas. In particular, we expect to increase the number of employees in Asia, Europe and the United States to provide regional support to our increasing base of customers. We believe that our customers will increasingly expect this kind of local capability and support.

- *Attract and Retain Top Talent.* We are committed to recruiting and retaining highly talented personnel with proven expertise in the design, development, marketing and sales of communications integrated circuits. We believe that we have assembled a high-quality team in all the areas of expertise required at a semiconductor communications company. We provide an attractive work environment for all of our employees. We believe that our ability to attract the best engineers is a critical component of our future growth and success in our chosen markets.

Products

Our products are integrated into a wide range of electronic devices, including cable, satellite, and terrestrial set top boxes, DOCSIS data and voice gateways, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices. We provide customers guidelines known as reference designs so that they can efficiently use our products in their product designs. We currently provide two types of semiconductors:

- *RF Receivers.* These semiconductor products combine RF receiver technology that traditionally required multiple external discrete components, such as very high frequency, or VHF, and ultra-high frequency, or UHF, tracking filters, surface acoustic wave, or SAW, filters, intermediate-frequency, or IF, amplifiers, low noise amplifiers and transformers. All of these external components have been either eliminated or integrated into a single semiconductor produced entirely in standard CMOS process technology.
- *RF Receiver SoCs.* These semiconductor products combine the functionality of RF receivers, and demodulators in a single chip. In some configurations, these products may incorporate multiple RF receivers and single or multiple demodulators in a single chip to provide application or market specific solutions to customers.

Customers

We sell our products, directly and indirectly, to original equipment manufacturers, or OEMs, module makers and original design manufacturers, or ODMs, and refer to these as our end customers. By providing a highly integrated reference design solution that our customers can incorporate in their products with minimal modifications, we enable our customers to design cost-effective high performance digital RF receiver and RF receiver SoC solutions rapidly. During the year ended December 31, 2012, we sold our products to more than 80 end customers. A significant but declining portion of our sales to these and other customers are through distributors based in Asia, and we do not consider distributors as our end customers, despite selling the products to and being paid by the distributors.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. During the year ended December 31, 2012 and the year ended December 31, 2011, ten customers accounted for approximately 63% and 59% of our net revenue, respectively. For the year ended December 31, 2012, Arris and Pace represented 25% and 10% of revenue, respectively. In 2011, Panasonic and Arris represented 14% and 11% of revenue, respectively.

Products shipped to Asia accounted for 91% of our net revenue in the year ended December 31, 2012 and 90% of our net revenue in the year ended December 31, 2011. Products shipped to Japan accounted for 14% of our net revenue in the year ended December 31, 2012 and 39% of our net revenue in the year ended December 31, 2011. Products shipped to China and Taiwan accounted for 38% and 31%, respectively, of our net revenue in the year ended December 31, 2012. Products shipped to China and Taiwan accounted for 15% and 30%, respectively, of our net revenue in the year ended December 31, 2011. Although a significant portion of our products are shipped to Asia, the end users who purchase products incorporating our integrated circuits may be in locations different than our own sales destination. See Note 1 to our consolidated financial statements for a discussion of total revenue by geographical region for 2012, 2011 and 2010.

Sales and Marketing

We sell our products worldwide through multiple channels, using our direct sales force, third party sales representatives, and a network of domestic and international distributors. We have direct sales personnel covering the United States, Europe and Asia, and operate customer engineering support offices in Carlsbad, Irvine, and San Jose in California; Tokyo in Japan; Shenzhen in China; Hsinchu in Taiwan; and Seoul in South Korea. We also employ a staff of field applications engineers to provide direct engineering support locally to some of our customers.

Our distributors are independent entities that assist us in identifying and servicing customers in a particular territory, usually on a non-exclusive basis. Sales through distributors accounted for approximately 40% of our net revenue in the year ended December 31, 2012 and 71% of our net revenue in the year ended December 31, 2011.

In October 2005, we entered into a non-exclusive distributor agreement with Tomen Electronics Corporation, or Tomen, for distribution of our products in Japan. Our distributor agreement with Tomen is effective for one year, unless it is terminated earlier by either party for any or no reason with written notice provided three months prior to the expiration of the agreement or by failure of the breaching party to cure a material breach within fifteen days following written notice of such material breach by the non-breaching party. Our agreement with Tomen will automatically renew for additional successive one-year terms unless at least three months before the end of the then-current term either party provides written notice to the other party that it elects not to renew the agreement.

In June 2009, we entered into a revised non-exclusive distributor agreement with Moly Tech Limited, or Moly Tech, for distribution of our products in China, Hong Kong and Taiwan. Our distributor agreement with Moly Tech is effective for one year, unless it is terminated earlier by either party for any or no reason within sixty days of prior written notice or by failure to cure a material breach within thirty days following written notice of such material breach by the non-breaching party. Our agreement with Moly Tech will automatically renew for additional successive one-year terms unless at least sixty days before the end of the then-current term either party provides written notice to the other party that it elects not to renew the agreement.

In August 2009, we entered into a revised non-exclusive distributor agreement with Lestina International Limited, or Lestina, for distribution of our products in China and Taiwan. Our distributor agreement with Lestina is effective for one year, unless it is terminated earlier by either party for any or no reason within sixty days of prior written notice or by failure to cure a material breach within thirty days following written notice of such material breach by the non-breaching party. Our agreement with Lestina will automatically renew for additional successive one-year terms unless at least sixty days before the end of the then-current term either party provides written notice to the other party that it that it elects not to renew the agreement.

In December 2010, we entered into a non-exclusive distributor agreement with Satori Electric Co. Ltd., or Satori, for distribution of our products in Japan. Our distributor agreement with Satori is effective for one year, unless it is terminated earlier by either party for any or no reason within sixty days of prior written notice or by failure to cure a material breach within thirty days following written notice of such material breach by the non-breaching party. Our agreement with Satori will automatically renew for additional successive one-year terms unless at least sixty days before the end of the then-current term either party provides written notice to the other party that it that it elects not to renew the agreement.

In the first quarter of 2012, we terminated our previously disclosed non-exclusive distributor agreement with Asia Fortune Electronics, and entered into a non-exclusive distributor agreement with Techmosa International, Inc., for distribution of our products in Taiwan. Our distributor agreement with Techmosa is effective for one year, unless it is terminated in writing earlier by either party for any or no reason which will commence 60 days following receipt of the other party's request, or by failure to cure a material breach within thirty days following written notice of such material breach by the non-breaching party. Our agreement with Techmosa will automatically renew for additional successive one-year terms unless at least sixty days before the

end of the then-current term either party provides written notice to the other party that it that it elects not to renew the agreement.

Our sales cycles typically require a significant amount of time and a substantial expenditure of resources before we can realize revenue from the sale of products, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers' system designers and management. The typical time from early engagement by our sales force to actual product introduction runs from nine to twelve months for the consumer market, to as much as 18 to 24 months for the cable market. If successful, this process culminates in a customer's decision to use our products in its system, which we refer to as a design-win. Volume production may begin within three to nine months after a design-win, depending on the complexity of our customer's product and other factors upon which we may have little or no influence. Once our products have been incorporated into a customer's design, they are likely to be used for the life cycle of the customer's product. Thus, a design-win may result in an extended period of revenue generation. Conversely, a design-loss to our competitors, may adversely impact our financial results for an extended period of time.

We generally receive purchase orders from our customers approximately six to twelve weeks prior to the scheduled product delivery date. These purchase orders may be cancelled without charge upon notification, so long as notification is received within an agreed period of time in advance of the delivery date. Because of the scheduling requirements of our foundries and assembly and test contractors, we generally provide our contractors production forecasts and place firm orders for products with our suppliers, up to thirteen weeks prior to the anticipated delivery date, often without a purchase order from our own customers. Our standard warranty provides that products containing defects in materials, workmanship or product performance may be returned for a refund of the purchase price or for replacement, at our discretion.

Manufacturing

We use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

Wafer Fabrication. We utilize standard CMOS process technology to manufacture our products. We use a variety of process technology nodes ranging from 0.13μ and 0.11μ, down to 65 nanometer and 40 nanometer. We depend on four independent silicon foundry manufacturers located in Asia to support the majority of our wafer fabrication requirements. Our key subcontractors are Semiconductor Manufacturing International Corporation, or SMIC, in China, Silterra Malaysia Sdn. Bhd., in Malaysia, Global Foundries in Singapore and United Microelectronics Corporation, or UMC, in Taiwan and Singapore.

Assembly/packaging and Test. Upon completion of the silicon processing at the foundry, we forward the finished silicon wafers to independent assembly/packaging and test service subcontractors. The majority of our assembly/packaging and test requirements are supported by the following independent subcontractors: Advanced Semiconductor Engineering, or ASE, in Taiwan (assembly/packaging and test), Giga Solution Technology Co., Ltd in Taiwan (test only), King Yuan Electronics Co., Ltd, or KYEC, in Taiwan (test only), SIGURD Microelectronics Corp. in Taiwan (test only), Siliconware Precision Industries Co. Ltd, or SPIL, in Taiwan (assembly/packaging only) and Unisem (M) Berhad in China (assembly/packaging only).

Quality Assurance. We have implemented significant quality assurance procedures to assure high levels of product quality for our customers. We closely monitor the work-in-progress information and production records maintained by our suppliers, and communicate with our third-party contractors to assure high levels of product quality and an efficient manufacturing time cycle. Upon successful completion of the quality assurance procedures, all of our products are stored and shipped to our customers or distributors directly from our third-party contractors in accordance with our shipping instructions.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new high performance, mixed-signal semiconductor solutions for broadband communications applications. We target applications that require stringent overall system performance and low power consumption. As new and challenging communication applications proliferate, we believe that many of these applications may benefit from our SoC solutions combining analog and mixed-signal processing with digital signal processing functions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in broadband RF and mixed-signal integrated circuit design, digital signal processing, communications systems and SoC design. As of December 31, 2012, we had approximately 194 employees in our research and development group. Our engineering design teams are located in Carlsbad, Irvine, and San Jose in California; Shanghai in China; and Bangalore in India. Our research and development expense was $46.4 million in 2012, $40.2 million in 2011 and $27.7 million in 2010.

Competition

We compete with both established and development-stage semiconductor companies that design, manufacture and market analog and mixed-signal broadband RF receiver products. Our competitors include companies with much longer operating histories, greater name recognition, access to larger customer bases and substantially greater financial, technical and operational resources. Our competitors may develop products that are similar or superior to ours. We consider our primary competitors to be companies with a proven track record of supporting market leaders and the technical capability to develop and bring to market competing broadband RF receiver and RF receiver SoC products. Our primary competitors include NXP B.V. in cable and terrestrial TV markets, Silicon Laboratories in terrestrial TV markets, RDA Microelectronics, Rafael Microelectronics, Inc., and Newport Media Inc. in TV and terrestrial set-top-box markets, Broadcom Corporation in terrestrial, cable, and satellite data and video markets, and Entropic Communications, Inc., in our new development initiatives targeting satellite outdoor units. In addition, it is quite likely that a number of other public and private companies, including some of our customers and semiconductor integrated circuit partners, are developing competing products for digital TV and other broadband communications applications.

The market for analog and mixed-signal semiconductor products is highly competitive, and we believe that it will grow more competitive as a result of continued technological advances. We believe that the principal competitive factors in our markets include the following:

- product performance;
- features and functionality;
- energy efficiency;
- size;
- ease of system design;
- customer support;
- product roadmap;
- reputation;
- reliability; and
- price.

We believe that we compete favorably as measured against each of these criteria. However, our ability to compete in the future will depend upon the successful design, development and marketing of compelling RF and

mixed-signal semiconductor integrated solutions for high growth communications markets. In addition, our competitive position will depend on our ability to continue to attract and retain talent while protecting our intellectual property.

Intellectual Property Rights

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our proprietary technology and confidential information. To protect our technology and confidential information, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks. We also protect our proprietary technology and confidential information through the use of internal and external controls, including contractual protections with employees, contractors, business partners, consultants and advisors. Protecting mask works, or the "topography" or semiconductor material designs, of our integrated circuit products is of particular importance to our business and we seek to prevent or limit the ability of others to copy, reproduce or distribute our mask works.

We have fourteen issued patents and 160 patent applications pending in the United States. We also have nine issued foreign patents and 94 other pending foreign patent applications, based on our issued patents and pending patent applications in the United States. The fourteen issued patents in the United States will begin to expire in 2024 through 2029. The nine issued foreign patents will expire in 2025.

We are the owner of two registered trademarks in the United States, "MxL" and "digIQ", and we claim common law rights in certain other trademarks that are not registered.

We may not gain any competitive advantages from our patents and other intellectual property rights. Our existing and future patents may be circumvented, designed around, blocked or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that we may be provided with information in the future that could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may or may not be granted under the scope of the claims originally submitted in our patent applications. The scope of the claims submitted or granted may or may not be sufficiently broad to protect our proprietary technologies. Moreover, we have adopted a strategy of seeking limited patent protection with respect to the technologies used in or relating to our products.

We are a party to a number of license agreements for various technologies, such as a license agreement with Intel Corporation relating to demodulator technologies that are licensed specifically for use in our products for cable set top boxes. The agreement was originally entered into with Texas Instruments but was subsequently assigned to Intel Corporation as part of Intel Corporation's acquisition of Texas Instruments' cable modem product line in 2010. The license agreement with Intel Corporation has a perpetual term, but Intel Corporation may terminate the agreement for our uncured material breach or for our bankruptcy. If the agreement is terminated, we would not be able to manufacture or sell products that contain the demodulator technology licensed from Intel Corporation, and there would be a delay in the shipment of our products containing the technology until we found a replacement for the demodulator technology in the marketplace on commercially reasonable terms or we developed the demodulator technology itself. We believe we could find a substitute for the currently licensed demodulator technology in the marketplace on commercially reasonable terms or develop the demodulator technology ourselves. In either case, obtaining new licenses or replacing existing technology could have a material adverse effect on our business, as described in "Risk Factors—Risks Related to Our Business—We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected."

The semiconductor industry is characterized by frequent litigation and other vigorous offensive and protective enforcement actions over rights to intellectual property. Moreover, there are numerous patents in the semiconductor industry, and new patents are being granted rapidly worldwide. Our competitors may obtain patents that block or limit our ability to develop new technology and/or improve our existing products. If our

products were found to infringe any patents or other intellectual property rights held by third parties, we could be prevented from selling our products or be subject to litigation fees, statutory fines and/or other significant expenses. We may be required to initiate litigation in order to enforce any patents issued to us, or to determine the scope or validity of a third-party's patent or other proprietary rights. We may in the future be contacted by third parties suggesting that we seek a license to intellectual property rights that they may believe we are infringing. In addition, in the future, we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights, as described in "Risk Factors—Risks Related to Our Business—We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle and result in the loss of significant rights" and in "Item 3 – Legal Proceedings."

Employees

As of December 31, 2012, we had approximately 274 employees, including 194 in research and development, 37 in sales and marketing, 7 in operations and semiconductor technology and 36 in administration. None of our employees is represented by a labor organization or under any collective bargaining arrangement, and we have never had a work stoppage. We consider our employee relations to be good.

Backlog

Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule, or in some cases, cancel orders on relatively short notice, we do not believe that backlog is a good indicator of our future sales.

Geographic Information

During our last three years, substantially all of our revenue was generated within Japan, China and Taiwan, and substantially all of our long-lived assets are located within the United States.

Seasonality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as the demand for semiconductor solutions for broadband communications applications, the timing of receipt, reduction or cancellation of significant orders, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to timely develop, introduce and market new products and technologies, the availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes and the timing and extent of product development costs.

ITEM 1A. RISK FACTORS

This Annual Report on Form 10-K, or Form 10-K, including any information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. In some cases, you can identify forward-looking statements by terms such as "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking

statements contained in this Form 10-K involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed below in this Item 1A and those discussed elsewhere in this Form 10-K. We encourage investors to review these factors carefully. We may from time to time make additional written and oral forward-looking statements, including statements contained in our filings with the SEC. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us, whether as a result of new information, future events or otherwise, except as required by law.

Before you invest in our securities, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, our financial condition and our results of operations. Before you decide whether to invest in our securities, you should carefully consider these risks and uncertainties, together with all of the other information included in this Form 10-K and in our other public filings.

We face intense competition and expect competition to increase in the future, which could have an adverse effect on our revenue, revenue growth rate, if any, and market share.

The global semiconductor market in general, and the RF receiver market in particular, are highly competitive. We compete in different target markets to various degrees on the basis of a number of principal competitive factors, including our products' performance, features and functionality, energy efficiency, size, ease of system design, customer support, product roadmap, reputation, reliability and price, as well as on the basis of our customer support, the quality of our product roadmap and our reputation. We expect competition to increase and intensify as more and larger semiconductor companies as well as the internal resources of large, integrated original equipment manufacturers, or OEMs, enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue, revenue growth rates and operating results.

As our products are integrated into a variety of electronic devices, we compete with suppliers of both can tuners and traditional silicon RF receivers. Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets and internal engineering groups within mobile device, television and set top box manufacturers, some of which may be our customers. Our primary competitors include Silicon Labs, NXP B.V., RDA Microelectronics, Inc., Newport Media Inc., Broadcom Corporation, Entropic Communications, Inc., and Rafael Microelectronics, Inc. It is quite likely that competition in the markets in which we participate will increase in the future as existing competitors improve or expand their product offerings. In addition, it is quite likely that a number of other public and private companies are in the process of developing competing products for digital television and other broadband communication applications. Because our products often are building block semiconductors which provide functions that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, some of which may be existing customers that develop their own integrated circuit products. If we cannot offer an attractive solution for applications where our competitors offer more fully integrated tuner/demodulator/video processing products, we may lose significant market share to our competitors. Certain of our competitors have fully integrated tuner/demodulator/video processing solutions targeting high performance cable or DTV applications, and thereby potentially provide customers with smaller and cheaper solutions.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future.

Moreover, the competitive landscape is changing as a result of consolidation within our industry as some of our competitors have merged with or been acquired by other competitors, and other competitors have begun to collaborate with each other. These developments may materially and adversely affect our current and future target markets and our ability to compete successfully in those markets.

We depend on a limited number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from, one or more of our major customers could have a material adverse effect on our revenue and operating results.

During the year ended December 31, 2012, Arris and Pace accounted for 25% and 10%, respectively, of our net revenue, and our ten largest customers collectively accounted for 63% of our net revenue. During the year ended December 31, 2011, Panasonic and Arris accounted for 14% and 11%, respectively, of our net revenue, and our ten largest customers collectively accounted for 59% of our net revenue. Our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers and on the ability of these customers to sell products that incorporate our RF receivers or RF receiver SoCs. In the future, these customers may decide not to purchase our products at all, may purchase fewer products than they did in the past, or may defer or cancel purchases or otherwise alter their purchasing patterns. Factors that could affect our revenue from these large customers include the following:

- substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty; and
- some of our customers have sought or are seeking relationships with current or potential competitors which may affect their purchasing decisions.

In addition, delays in development could impair our relationships with our strategic customers and negatively impact sales of the products under development. Moreover, it is possible that our customers may develop their own product or adopt a competitor's solution for products that they currently buy from us. If that happens, our sales would decline and our business, financial condition and results of operations could be materially and adversely affected.

Our relationships with some customers may deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer these customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

A significant portion of our revenue is attributable to demand for our products in markets for cable applications.

Prior to 2010, sales of our products to customers in the mobile electronic device market accounted for a significant portion of our revenue in prior periods; however, revenue derived from mobile electronic devices has declined since 2010 and is no longer an area of focus for the Company. For 2010, revenue directly attributable to cable applications accounted for approximately 8% of our net revenue. For 2011, revenue directly attributable to cable applications accounted for approximately 34%, of our net revenue. For 2012, revenue directly attributable to cable applications accounted for approximately 63% of our net revenue. We currently expect this revenue contribution trend between terrestrial and cable applications to be relatively consistent in 2013. Delays in the development of, or unexpected developments in, the terrestrial television receiver and cable application markets could have an adverse effect on order activity by manufacturers in these markets and, as a result, on our business, revenue, operating results and financial condition.

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. Our research and development expense was $46.4 million in 2012, $40.2 million in 2011 and $27.7 million in 2010. In 2012, we continued to increase our research and development expenditures as part of our strategy of devoting focused research and development efforts on the development of innovative and sustainable product platforms. We are committed to investing in new product development internally in order to stay competitive in our markets and plan to maintain research and development and design capabilities for new solutions in advanced semiconductor process nodes such as 40nm and beyond. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive as semiconductor process nodes continue to shrink and become increasingly complex. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful.

Average selling prices of our products could decrease rapidly, which could have a material adverse effect on our revenue and gross margins.

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. From time to time, we have reduced the average unit price of our products due to competitive pricing pressures, new product introductions by us or our competitors, and for other reasons, and we expect that we will have to do so again in the future. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or introducing new products with higher margins, our revenue and gross margins will suffer. To support our gross margins, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our and our customers' costs. Failure to do so would cause our revenue and gross margins to decline.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and our competitors winning more competitive bid processes, known as "design wins." In particular, we may experience difficulties with product design, manufacturing, marketing or certification that could delay or prevent our development, introduction or marketing of new or enhanced products. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

If we fail to penetrate new markets, our revenue, revenue growth rate, if any, and financial condition could be materially and adversely affected.

Currently, we sell most of our products to manufacturers of applications for television, cable modems and gateways and cable set-top boxes, automotive TV display, and to Chinese manufacturers of set top boxes for sale in various markets worldwide. Our future revenue growth, if any, will depend in part on our ability to expand beyond these markets with our RF receivers and RF receiver SoCs. Each of these markets presents distinct and

substantial risks. If any of these markets does not develop as we currently anticipate, or if we are unable to penetrate them successfully, it could materially and adversely affect our revenue and revenue growth rate, if any.

We expect cable modems and set top boxes to represent our largest North American target market. The North American cable set top box market is dominated by only a few OEMs, including Motorola Solutions Inc, Cisco Systems, Inc., Arris Group, Inc. and Technicolor S.A. These OEMs are large, multinational corporations with substantial negotiating power relative to us. Securing design wins with any of these companies requires a substantial investment of our time and resources. Even if we succeed, additional testing and operational certifications will be required by the OEMs' customers, which include large cable television companies such as Comcast Corporation and Time Warner Cable Inc. In addition, our products will need to be compatible with other components in our customers' designs, including components produced by our competitors or potential competitors. There can be no assurance that these other companies will support or continue to support our products.

Finally, the markets for Internet Protocol television, or IPTV, and PCTV are nascent and relatively small. We have sold limited quantities of our products into these markets and cannot predict how, or to what extent, demand for our products in these markets will develop.

If we fail to penetrate these or other new markets upon which we target our resources, our revenue and revenue growth rate, if any, likely will decrease over time and our financial condition could suffer.

Our business, revenue and revenue growth, if any, will depend in part on the timing and development of the global transition from analog to digital television, which is subject to numerous regulatory and business risks outside our control.

For the year ended December 31, 2012, sales of our RF receiver products used in digital terrestrial television applications, or DTT, including digital televisions, automotive navigation displays, PCTV, IPTV, and terrestrial set top boxes, and video gateways for cable represented a significant portion of our revenues. We expect a significant portion of our revenue in future periods to continue to depend on the demand for DTT applications. In contrast to the United States, where the transition from analog to digital television occurred on a national basis in June 2009, in Europe and other parts of the world, the digital transition is being phased in on a local and regional basis and is expected to occur over many years. Most countries in Western Europe are expected to convert to digital television by the end of 2012, with the transition in Eastern Europe expected to continue through 2015. As a result, our future revenue will depend in part on government mandates requiring conversion from analog to digital television and on the timing and implementation of those mandates. If the transition to digital TV standards does not take place or is substantially delayed in Europe or other international markets, our business, revenue, operating results and financial condition would be materially and adversely affected. If during the transition to digital TV standards, consumers disproportionately purchase TV's with digital or hybrid tuning capabilities, this could diminish the size of the market for our digital-to-analog converter set-top box solutions, and as result our business, revenue, operating results and financial condition would be materially and adversely affected.

We are currently parties to intellectual property litigation and may face additional claims of intellectual property infringement. Current litigation and any future litigation could be time-consuming, costly to defend or settle and result in the loss of significant rights.

The semiconductor industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Silicon Labs Litigation

On May 13, 2012, we filed a declaratory judgment complaint in United States District Court for the Southern District of California against Silicon Labs, as defendant, seeking an order that our CMOS hybrid tuner

products, such as the MxL301 and MxL601, do not infringe nineteen (19) patents owned by Silicon Labs. The declaratory judgment complaint further seeks a ruling that the defendant's patents are invalid. Silicon Labs has filed counterclaims for infringement on five (5) of the nineteen (19) patents and one (1) additional Silicon Labs patent. On September 13, 2012, Silicon Labs filed a motion for preliminary injunction requesting an injunction on our MxL601 product based upon alleged infringement of U.S. Patent No. 7,200,364. On November 2, 2012, the United States District Court for the Southern District of California held a hearing on the motion for preliminary injunction. On November 7, 2012, the court issued an order denying Silicon Labs' motion. In the order, the court found that "Silicon Labs has failed to sustain its burden of proving a likelihood of success on the merits or that it will suffer immediate irreparable harm absent a preliminary injunction." The court further ruled that "Silicon Labs had not met its burden of showing that it is more likely than not that the '364 Patent will be found valid at trial." On December 12, 2012, the Court granted Silicon Labs leave to file an amended answer to assert counterclaims for infringement on three (3) additional Silicon Labs patents. The Court has scheduled a claims construction hearing for April 19, 2013 and scheduled trial to commence on February 11, 2014.

On July 17, 2012, Silicon Labs filed a complaint for patent infringement against us in United States District Court for the Southern District of California. The Silicon Labs complaint asserts that a wide range of our products infringe a single Silicon Labs patent, U.S. Patent No. 7,035,607, or the '607 patent. The '607 patent is related to several of the nineteen (19) patents on which we filed a declaratory judgment action against Silicon Labs. The Silicon Labs complaint seeks damages and injunctive relief against our products. We have filed counterclaims for infringement on three (3) patents owned by us – United States Patent Nos. 7,362,178; 8,198,940; and 7,778,613. Silicon Labs has filed a motion to dismiss or transfer our counterclaims for infringement to the United States District Court for the Western District of Texas. The Court denied that motion. The July 17, 2012 litigation and May 13, 2012 litigation were related by Court order on July 23, 2012. The Court has similarly scheduled a claim construction hearing for April 19, 2013 and scheduled trial to commence on February 11, 2014.

On July 30, 2012, Silicon Labs filed a declaratory judgment complaint in United States District Court for the Western District of Texas against us seeking an order that Silicon Labs' products do not infringe the three (3) patents owned by us asserted as counterclaims in the second Southern District of California action. The declaratory judgment complaint further sought a ruling that the patents are invalid. We filed a motion to dismiss for lack of personal jurisdiction, and the Court granted limited jurisdictional discovery related to the issue. On January 17, 2013, the Court granted our Motion to Dismiss for Lack of Jurisdiction and ordered dismissal of the Texas action.

We have not recorded any accrual for loss contingencies associated with Silicon Labs litigation; determined that an unfavorable outcome is probable or reasonably possible; or determined that the amount or range of any possible loss is reasonably estimable.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution and including the Silicon Labs claims, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, many of our customer and distributor agreements require us to indemnify and defend our customers or distributors from third-party infringement claims and pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We believe that Silicon Labs has sought to impair our relationships with prospective customers, and we filed our declaratory action complaint in partial response to accusations made by Silicon Labs to our customers. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

- cease the manufacture, use or sale of the infringing products, processes or technology;
- pay substantial damages for infringement;

- expend significant resources to develop non-infringing products, processes or technology;
- license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
- cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
- pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Effective patent, copyright, trademark and trade secret protection may be unavailable, limited or not applied for in some countries. Some of our products and technologies are not covered by any patent or patent application. We cannot guarantee that:

- any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;
- our intellectual property rights will provide competitive advantages to us;
- our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;
- any of our pending or future patent applications will be issued or have the coverage originally sought;
- our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;
- any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or
- we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, as we have against Silicon Labs, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant as has occurred with Silicon Labs, not only will this be time-consuming, but

we will also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in lower revenue and higher expenses.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. Also, a few of our license agreements contain most-favored nation clauses or other price restriction clauses which may affect the amount we may charge for our products, processes or technology. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors or others in the semiconductor industry. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

In connection with settling a trademark dispute with Linear Technology Corporation, we agreed not to register the "MAXLINEAR" mark or any other marks containing the term "LINEAR". We may continue to use "MAXLINEAR" as a corporate identifier, including to advertise our products and services, but may not use that mark on our products. The agreement does not affect our ability to use our registered trademark "MxL", which we use on our products. Due to our agreement not to register the "MAXLINEAR" mark, our ability to effectively prevent third parties from using the "MAXLINEAR" mark in connection with similar products or technology may be affected. If we are unable to protect our trademarks, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

Continued adverse U.S. and international economic conditions, including factors that adversely affect consumer spending for the products that incorporate our integrated circuits, could adversely affect our revenues, margins, and operating results.

Since September 2008, the global credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from U.S. and foreign governments. Recently, the credit crisis has reemerged in Europe with threats of credit default by certain member countries of the European Union, and by substantial budgetary and fiscal constraints, including substantial budget reductions in larger European Union countries such as Germany and the United Kingdom. Our products are incorporated in numerous consumer devices, and demand for our products will ultimately be driven by consumer demand for products such as televisions, automobiles, cable modems, and set top boxes. Many of these purchases are discretionary. In addition, our recent revenue growth has been attributable in large part to purchases of digital-to-analog set top converter boxes in various geographies including Europe. Partially in response to economic and political developments, Greece recently extended the date for its deadline for switching to exclusive digital television broadcasts. Similar extensions in other European countries could adversely affect our revenue and growth. These events, together with the current adverse economic conditions facing the broader economy and, in particular, the semiconductor and communications industries, have adversely affected, and may continue to adversely affect, our business, particularly to the extent that consumers decrease their discretionary spending for devices deploying our products.

We rely on a limited number of third parties to manufacture, assemble and test our products, and the failure to manage our relationships with our third-party contractors successfully could adversely affect our ability to market and sell our products.

We do not have our own manufacturing facilities. We operate an outsourced manufacturing business model that utilizes third-party foundry and assembly and test capabilities. As a result, we rely on third-party foundry

wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. Currently, all of our products are manufactured by United Microelectronics Corporation, or UMC, Silterra Malaysia Sdn Bhd, Global Foundries, and Semiconductor Manufacturing International Corporation, or SMIC, at foundries in Taiwan, Singapore, Malaysia, and China. We also use third-party contractors for all of our assembly and test operations.

Relying on third party manufacturing, assembly and testing presents significant risks to us, including the following:

- failure by us, our customers, or their end customers to qualify a selected supplier;
- capacity shortages during periods of high demand;
- reduced control over delivery schedules and quality;
- shortages of materials;
- misappropriation of our intellectual property;
- limited warranties on wafers or products supplied to us; and
- potential increases in prices.

The ability and willingness of our third-party contractors to perform is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response to the recent worldwide decline in the semiconductor industry, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our net revenue could decline and our business, financial condition and results of operations would be adversely affected.

Additionally, our manufacturing capacity may be similarly reduced or eliminated at one or more facilities due to the fact that our fabrication and assembly and test contractors are all located in the Pacific Rim region, principally in Taiwan, Singapore and Malaysia. The risk of earthquakes in these geographies is significant due to the proximity of major earthquake fault lines, and Taiwan in particular is also subject to typhoons and other Pacific storms. Earthquakes, fire, flooding, or other natural disasters in Taiwan or the Pacific Rim region, or political unrest, war, labor strikes, work stoppages or public health crises, such as outbreaks of H1N1 flu, in countries where our contractors' facilities are located could result in the disruption of our foundry, assembly or test capacity. Any disruption resulting from these events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or test from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.

We do not have any long-term supply contracts with our contract manufacturers or suppliers, and any disruption in our supply of products or materials could have a material adverse effect on our business, revenue and operating results.

We currently do not have long-term supply contracts with any of our third-party vendors, including UMC, Silterra Malaysia Sdn Bhd, Global Foundries, and SMIC. We make substantially all of our purchases on a purchase order basis, and neither UMC nor our other contract manufacturers are required to supply us products for any specific period or in any specific quantity. Foundry capacity may not be available when we need it or at reasonable prices. Availability of foundry capacity has in the past been reduced from time to time due to strong demand. Foundries can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that

have long-term agreements with our foundry, may induce our foundry to reallocate capacity to them. This reallocation could impair our ability to secure the supply of components that we need. We expect that it would take approximately nine to twelve months to transition performance of our foundry or assembly services to new providers. Such a transition would likely require a qualification process by our customers or their end customers. We generally place orders for products with some of our suppliers approximately four to five months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party contractors to meet our customers' delivery requirements, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore were unable to benefit from this incremental demand. None of our third-party contractors has provided any assurance to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

To address capacity considerations, we are in the process of qualifying additional semiconductor fabricators. Qualification will not occur if we identify a defect in a fabricator's manufacturing process or if our customers choose not to invest the time and expense required to qualify the proposed fabricator. If full qualification of a fabricator does not occur, we may not be able to sell all of the materials produced by this fabricator or to fulfill demand for our products, which would adversely affect our business, revenue and operating results. In addition, the resulting write-off of unusable inventories would have an adverse effect on our operating results.

Due to our limited operating history, we may have difficulty accurately predicting our future revenue and appropriately budgeting our expenses.

We have only a limited operating history from which to predict future revenue. This limited operating experience, combined with the rapidly evolving nature of the markets in which we sell our products, substantial uncertainty concerning how these markets may develop and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. We are currently expanding our staffing and increasing our expense levels in anticipation of future revenue growth. If our revenue does not increase as anticipated, we could incur significant losses due to our higher expense levels if we are not able to decrease our expenses in a timely manner to offset any shortfall in future revenue.

We may not sustain our growth rate, and we may not be able to manage future growth effectively.

We have experienced significant growth in a short period of time. Our net revenue increased from approximately \$68.7 million in 2010 to approximately \$71.9 million in 2011 and approximately \$97.7 million in 2012. We may not achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

- recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering and applications engineering;
- add sales personnel and expand customer engineering support offices;
- implement and improve our administrative, financial and operational systems, procedures and controls; and
- enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

If we are unable to attract, train and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing and finance, and especially our design and technical personnel. We do not know whether we will be able to retain all of these personnel as we continue to pursue our business strategy. Historically, we have encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with the expertise required in our field. Competition for these personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process which does not assure product sales.

Prior to purchasing our products, our customers require that both our products and our third-party contractors undergo extensive qualification processes, which involve testing of the products in the customer's system and rigorous reliability testing. This qualification process may continue for six months or more. However, qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the RF receiver or RF receiver SoC, changes in our customer's manufacturing process or our selection of a new supplier may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of this product to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

We are subject to risks associated with our distributors' product inventories and product sell-through. Should any of our distributors cease or be forced to stop distributing our products, our business would suffer.

We currently sell a significant but declining portion of our products to customers through our distributors, who maintain their own inventories of our products. Sales to distributors accounted for 40% of our net revenue in the year ended December 31, 2012. If our distributors are unable to sell an adequate amount of their inventories of our products in a given quarter to manufacturers and end users or if they decide to decrease their inventories of our products for any reason, our sales to these distributors and our revenue may decline. In addition, if some distributors decide to purchase more of our products than are required to satisfy end customer demand in any particular quarter, inventories at these distributors would grow in that quarter. These distributors likely would reduce future orders until inventory levels realign with end customer demand, which could adversely affect our product revenue in a subsequent quarter.

Our reserve estimates with respect to the products stocked by our distributors are based principally on reports provided to us by our distributors, typically on a weekly basis. To the extent that this resale and channel inventory data is inaccurate or not received in a timely manner, we may not be able to make reserve estimates for future periods accurately or at all.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.

Our revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. Our products are manufactured using a silicon foundry according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimate. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our revenue forecasts and operating margins. Moreover, because our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our products. Historically, because of this limited visibility, actual results have been different from our forecasts of customer demand. Some of these differences have been material, leading to excess inventory or product shortages and revenue and margin forecasts above those we were actually able to achieve. These differences may occur in the future, and the adverse impact of these differences between forecasts and actual results could grow if we are successful in selling more products to some customers. In addition, the rapid pace of innovation in our industry could render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. Conversely, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expenditures. Even if we begin a product design, customers may decide to cancel or change their product plans, which could cause us to generate no revenue from a product and adversely affect our results of operations.

We are focused on securing design wins to develop RF receivers and RF receiver SoCs for use in our customers' products. These selection processes typically are lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that some of our customers' products likely will have short life cycles. Failure to obtain a design win could prevent us from offering an entire generation of a product, even though this has not occurred to date. This could cause us to lose revenue and require us to write off obsolete inventory, and could weaken our position in future competitive selection processes.

After securing a design win, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. Our customers generally take a considerable amount of time to evaluate our products. The typical time from early engagement by our sales force to actual product introduction runs from nine to twelve months for the consumer market, to as much as 18 to 36 months for operator driven markets such as cable modems. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales. In addition, any delay or cancellation of a customer's plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers' failure to successfully market and sell their products could reduce demand for our products and materially and adversely affect our business, financial condition and results of operations. If we were unable to generate revenue after incurring substantial expenses to develop any of our products, our business would suffer.

Our operating results are subject to substantial quarterly and annual fluctuations and may fluctuate significantly due to a number of factors that could adversely affect our business and our stock price.

Our revenue and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce and market new products and technologies on a timely basis;
- the timing and extent of product development costs;
- new product announcements and introductions by us or our competitors;
- incurrence of research and development and related new product expenditures;
- seasonality or cyclical fluctuations in our markets;
- currency fluctuations;
- fluctuations in IC manufacturing yields;
- significant warranty claims, including those not covered by our suppliers;
- changes in our product mix or customer mix;
- intellectual property disputes;
- loss of key personnel or the shortage of available skilled workers; and
- the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. We typically are required to incur substantial development costs in advance of a prospective sale with no certainty that we will ever recover these costs. A substantial amount of time may pass between a design win and the generation of revenue related to the expenses previously incurred, which can potentially cause our operating results to fluctuate significantly from period to period. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify its adverse impact on our results of operations.

Our business would be adversely affected by the departure of existing members of our senior management team.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Kishore Seendripu, Ph.D., our Chairman, President and Chief Executive Officer, Curtis Ling, Ph.D., our Chief Technical Officer and a Director, and Madhukar Reddy, Ph.D., our Vice President, IC and RF Systems Engineering. None of our senior management team is bound by written employment contracts to remain with us for a specified period. In addition, we have not entered into non-compete agreements with members of our senior management team. The loss of any member of our senior management team could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

The complexity of our products could result in unforeseen delays or expenses caused by undetected defects or bugs, which could reduce the market acceptance of our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex products like our RF receivers and RF receiver SoCs may contain defects and bugs when they are first introduced or as new versions are released. Due to our limited operating history, defects and bugs that may be contained in our products may not yet have manifested. We have in the past experienced, and may in the future experience, defects and bugs. If any of our products contains defects or bugs, or has reliability, quality or compatibility problems, we may not be able to successfully correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs, and our operating costs could be adversely affected. These problems may also result in warranty or product liability claims against us by our customers or others that may require us to make significant expenditures to defend these claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all claims. We also may incur costs and expenses relating to a recall of one of our customers' products containing one of our devices. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

The use of open source software in our products, processes and technology may expose us to additional risks and harm our intellectual property.

Our products, processes and technology sometimes utilize and incorporate software that is subject to an open source license. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of all open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third party software provider has incorporated certain types of open source software into software we license from such third party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide services and technology necessary for the operation of our business. Any failure of one or more of our partners, vendors, suppliers or licensors to provide these services or technology could have a material adverse effect on our business.

We rely on third-party vendors to provide critical services, including, among other things, services related to accounting, billing, human resources, information technology, network development, network monitoring, in-licensing and intellectual property that we cannot or do not create or provide ourselves. We depend on these

vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable and high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that these damages would be sufficient to cover the actual costs we would incur as a result of any vendor's failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Additionally, we incorporate third-party technology into and with some of our products, and we may do so in future products. The operation of our products could be impaired if errors occur in the third-party technology we use. It may be more difficult for us to correct any errors in a timely manner if at all because the development and maintenance of the technology is not within our control. There can be no assurance that these third parties will continue to make their technology, or improvements to the technology, available to us, or that they will continue to support and maintain their technology. Further, due to the limited number of vendors of some types of technology, it may be difficult to obtain new licenses or replace existing technology. Any impairment of the technology or our relationship with these third parties could have a material adverse effect on our business.

Unanticipated changes in our tax rates could affect our future results.

Since we operate in different countries and are subject to taxation in different jurisdictions, our future effective tax rates could be impacted by changes in such countries' tax laws or their interpretations. Both domestic and international tax laws are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulation and court rulings. The application of these tax laws and related regulations is subject to legal and factual interpretation, judgment and uncertainty. Recently, U.S. President Barack Obama's administration proposed significant changes to the U.S. international tax laws that could limit U.S. deductions for expenses related to un-repatriated foreign-source income, and modify the U.S. foreign tax credit and "check-the-box" rules. We cannot determine whether these proposals will be enacted into law or what, if any, changes may be made to such proposals prior to their being enacted into law. If the U.S. tax laws change in a manner that increases our tax obligation, it could result in a material adverse impact on our net income and our financial position.

Our future effective tax rate could be unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities. Changes in our effective tax rate could have a material adverse impact on our results of operations. We record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. On a periodic basis we evaluate our deferred tax asset balance for realizability. To the extent we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we will recognize a valuation allowance against the deferred tax asset. Realization of our deferred tax assets is dependent primarily upon future U.S. taxable income. During the year ended December 31, 2011, we established a full valuation allowance on our net federal deferred tax assets.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

We sell our products throughout the world. Products shipped to Asia accounted for 91% of our net revenue in the year ended December 31, 2012. In addition, approximately 26% of our employees are located outside of

the United States. All of our products are manufactured, assembled and tested in Asia, and all of our major distributors are located in Asia. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- changes in political, regulatory, legal or economic conditions;
- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;
- disruptions of capital and trading markets;
- changes in import or export licensing requirements;
- transportation delays;
- civil disturbances or political instability;
- geopolitical turmoil, including terrorism, war or political or military coups;
- public health emergencies;
- differing employment practices and labor standards;
- limitations on our ability under local laws to protect our intellectual property;
- local business and cultural factors that differ from our customary standards and practices;
- nationalization and expropriation;
- changes in tax laws;
- currency fluctuations relating to our international operating activities; and
- difficulty in obtaining distribution and support.

In addition to a significant portion of our wafer supply coming from Taiwan, substantially all of our products undergo packaging and final test in Taiwan. Any conflict or uncertainty in this country, including due to natural disaster or public health or safety concerns, could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead some of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

We also are subject to risks associated with international political conflicts involving the U.S. government. For example, in 2008 we were instructed by the U.S. Department of Homeland Security to cease using Polar Star International Company Limited, a distributor based in Hong Kong, that delivered third-party products, to a political group that the U.S. government did not believe should have been provided with the products in question. As a result, we immediately ceased all business operations with that distributor. The loss of Polar Star as a distributor did not materially delay shipment of our products because Polar Star was a non-exclusive distributor and we had in place alternative distribution arrangements. However, we cannot provide assurances that similar disruptions of distribution arrangements in the future will not result in delayed shipments until we are able to identify alternative distribution channels, which could include a requirement to increase our direct sales efforts. Loss of a key distributor under similar circumstances could have an adverse effect on our business, revenues and operating results.

If we suffer losses to our facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our facilities and distribution system, and those of our third-party contractors, are subject to risk of catastrophic loss due to fire, flood or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. The foundries that manufacture all of our wafers are located in Taiwan, Singapore and Malaysia, and all of the third-party contractors who assemble and test our products also are located in Asia. In addition, our headquarters are located in Southern California. The risk of an earthquake in the Pacific Rim region or Southern California is significant due to the proximity of major earthquake fault lines. For example, in 2002 and 2003, major earthquakes occurred in Taiwan. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at the Carlsbad and Irvine, California, Taiwan, Singapore or Shanghai facilities would materially and adversely affect our business.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our business is subject to various international and U.S. laws and other legal requirements, including packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant costs to comply with these regulations or to remedy violations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.

For example, the SEC recently adopted a final rule to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires new disclosures concerning the use of conflict minerals, generally tantalum, tin, gold, or tungsten, that originated in the Democratic Republic of the Congo or an adjoining country. These disclosures are required whether or not these products containing conflict minerals are manufactured by us or third parties. Verifying the source of any conflict minerals in our products will create additional costs in order to comply with the new disclosure requirements and we may not be able to certify that the metals in our products are conflict free, which may create issues with our customers. In addition, the new rule may affect the pricing, sourcing and availability of minerals used in the manufacture of our products.

We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to U.S. export control and economic sanctions laws relating to the sale of our products. Although we did not intend to do so, we may have violated certain of these laws in the past, and we filed Voluntary Self Disclosures with the appropriate U.S. Government agencies. The Voluntary Self Disclosures were closed out with no penalty being imposed against the Company.

As noted in our Current Report on Form 8-K filed on February 7, 2012, in the first quarter of 2012, we determined that we may have taken actions that could constitute facilitation (within the meaning of applicable

sanctions and export control laws) of shipments of foreign produced products to Iran or taken other actions that may be in violation of U.S. export control and economic sanctions laws. Specifically, certain of our tuner products, which are foreign produced and not subject to U.S. export controls, were included in set-top converter boxes produced by set-top box manufacturers in Asia to permit conversion of digital television signals to analog signals in international markets, including Iran, using the DVB-T, or Digital Video Broadcasting – Terrestrial, broadcast standard. The DVB-T standard is used in most of Europe, Asia (excluding China), Australia, and Africa as well as in parts of the Middle East, including Iran. While the underlying shipment of our tuners into Iran by foreign manufacturers of these set-top boxes may have been lawful, we may have violated applicable sanctions and export control laws without the proper U.S. Government authorization.

We initially identified these potential violations internally, rather than as a result of a third-party audit or government investigation, and upon learning of these potential violations, our audit committee promptly retained outside counsel to conduct a review of our sanctions and export control compliance. On February 7, 2012, we made voluntary initial filings with the Office of Foreign Assets Control of the United States Department of the Treasury, or OFAC, and with the Bureau of Industry and Security of the United States Department of Commerce, or BIS, notifying these regulatory agencies that we were conducting a review of export control matters and that we would submit any supplemental voluntary self-disclosures once our internal review was complete. The initial stage of the review was concluded in March 2012. Subsequently, we also learned that we were not in full compliance with BIS's deemed export rule which requires, in some circumstances, that the companies obtain a deemed export license from BIS for employment of certain foreign nationals even if, as was our situation, we had obtained an H1-B visa prior to employing the individual. We have now applied for such license with respect to the subject employee.

In connection with its March 2012 review, our audit committee determined that our management team lacked sufficient familiarity with and understanding of export control and sanctions laws and their applicability to our products and services. Our audit committee concluded that our management team did not intentionally or knowingly violate applicable sanctions and export control laws.

We submitted final voluntary disclosures to OFAC on June 1, 2012 and BIS on June 15, 2012 and July 11, 2012. On September 27, 2012, OFAC closed out our Voluntary Self Disclosure with the issuance of a cautionary letter, which means that no monetary or other penalty was imposed against us Company. On November 6, 2012, BIS closed out our Voluntary Self Disclosure with the issuance of a warning letter, which means that no monetary or other penalty was imposed against us.

In the year ended December 31, 2012, we reduced our previously recorded estimates of OFAC and BIS penalties and fines by $0.9 million. At December 31, 2012, we had no liability recorded for this matter. As a result of increased awareness relative to U.S. export control and economic sanction laws relating to the sale of our products, we have implemented additional export control compliance management oversight and have undertaken remedial measures to reduce the risk of similar events occurring in the future.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and as a result, our stock price could decline.

We are subject to rules adopted by the Securities Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, which require us to include in our Annual Report on Form 10-K our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting.

If we fail to maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial

marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the New York Stock Exchange, or NYSE, or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry is experiencing a significant downturn during the current global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The current downturn and any future downturns could have a material adverse effect on our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our RF receivers and RF receiver SoCs. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future.

Our products must conform to industry standards in order to be accepted by end users in our markets.

Generally, our products comprise only a part of a communications device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.

Products for communications applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

Risks Relating to Our Class A Common Stock

The dual class structure of our common stock as contained in our charter documents will have the effect of allowing our founders, executive officers, employees and directors and their affiliates to limit your ability to influence corporate matters that you may consider unfavorable.

We sold Class A common stock in our initial public offering. Our founders, executive officers, directors and their affiliates and employees hold shares of our Class B common stock, which is not publicly traded. Until March 29, 2017, the dual class structure of our common stock will have the following effects with respect to the holders of our Class A common stock:

- allows the holders of our Class B common stock to have the sole right to elect two management directors to the Board of Directors;
- with respect to change of control matters, allows the holders of our Class B common stock to have ten votes per share compared to the holders of our Class A common stock who will have one vote per share on these matters; and
- with respect to the adoption of or amendments to our equity incentive plans, allows the holders of our Class B common stock to have ten votes per share compared to the holders of our Class A common stock who will have one vote per share on these matters, subject to certain limitations.

Thus, our dual class structure will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial, which may adversely affect the market price of our Class A common stock.

The concentration of our capital stock ownership with our founders, executive officers, will limit your ability to influence corporate matters and their interests may differ from other stockholders.

As of December 31, 2012, our founders, including our Chairman, President and Chief Executive Officer, Dr. Seendripu, together control approximately 20% of our outstanding capital stock, representing approximately 54% of the voting power of our outstanding capital stock with respect to change of control matters and the adoption of or amendment to our equity incentive plans. Dr. Seendripu and the other founders therefore have significant influence over the management and affairs of the Company and over all matters requiring stockholder approval, including the election of two Class B directors and significant corporate transactions, such as a merger or other sale of our Company or its assets, for the foreseeable future.

Our management team may invest or spend the proceeds from our initial public offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from our initial public offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have any agreements or commitments for any specific acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. These provisions provide for the following:

- authorize our Board of Directors to issue, without further action by the stockholders, up to 25.0 million shares of undesignated preferred stock;
- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specify that special meetings of our stockholders can be called only by our Board of Directors, our Chairman of the Board of Directors, the President of the Company or by unanimous written consent of our directors appointed by the holders of Class B common stock;
- establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors;
- establish that our Board of Directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms and with one Class B director being elected to each of Classes II and III;
- provide for a dual class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets;
- provide that our directors may be removed only for cause;
- provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum, other than any vacancy in the two directorships reserved for the designees of the holders of Class B common stock, which may be filled only by the affirmative vote of the holders of a majority of the outstanding Class B common stock or by the remaining director elected by the Class B common stock (with the consent of founders holding a majority in interest of the Class B common stock over which the founders then exercise voting control);
- specify that no stockholder is permitted to cumulate votes at any election of directors; and
- require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our share price may be volatile as a result of limited trading volume and other factors.

Our shares of Class A common stock began trading on the New York Stock Exchange in March 2010. An active public market for our shares on the New York Stock Exchange may not be sustained. In particular, limited trading volumes and liquidity may limit the ability of stockholders to purchase or sell our common stock in the

amounts and at the times they wish. Trading volume in our Class A common stock tends to be modest relative to our total outstanding shares, and the price of our Class A common stock may fluctuate substantially (particularly in percentage terms) without regard to news about us or general trends in the stock market. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

In addition, the trading price of our Class A common stock could become highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this "Risk Factors" section of this Annual Report on Form 10-K and others such as:

- actual or anticipated fluctuations in our financial condition and operating results;
- overall conditions in the semiconductor market;
- addition or loss of significant customers;
- changes in laws or regulations applicable to our products;
- actual or anticipated changes in our growth rate relative to our competitors;
- announcements of technological innovations by us or our competitors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- competition from existing products or new products that may emerge;
- issuance of new or updated research or reports by securities analysts;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;
- announcement or expectation of additional financing efforts;
- sales of our Class A or Class B common stock by us or our stockholders;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and
- general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, especially due to our dual-class voting structure, our share price and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, especially with respect to our unique dual-class voting

structure as to the election of directors, change of control matters and matters related to our equity incentive plans. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our Class A common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2012, we had 23.2 million shares of Class A common stock and 9.7 million shares of Class B common stock outstanding.

All shares of Class A common stock are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

The holders of 1.9 million shares of Class B common stock, or 6% of our total outstanding Class A and Class B common stock, are entitled to rights with respect to registration of these shares under the Securities Act pursuant to a registration rights agreement. Shares of our Class B common stock automatically will convert into shares of our Class A common stock upon any sale or transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation. If these holders of our Class B common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our Class A common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We filed registration statements on Form S-8 under the Securities Act to register 13.3 million shares of our Class A common stock for issuance under our 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan. These shares may be freely sold in the public market upon issuance and once vested, subject to other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

As disclosed in our Current Report on Form 8-K, filed with the SEC on April 9, 2012, at a meeting held on April 3, 2012, our compensation committee amended our Executive Incentive Bonus Plan to, among other things, permit the settlement of awards under the plan in the form of shares of our Class A common stock. As previously disclosed, for the 2012 performance period, actual awards under the Executive Incentive Bonus Plan will be settled in Class A common stock issued under our 2010 Equity Incentive Plan, as amended, with the number of shares issuable to plan participants determined based on the closing sales price of our Class A common stock as determined in trading on the New York Stock Exchange at a date to be determined. Additionally, we intend to settle all bonus awards for all other employees for the 2012 performance period in shares of our Class A common stock. We cannot currently predict when the bonus awards will be settled, but we anticipate that approximately 1.0 million shares of our Class A common stock will be issued for the 2012 performance period. These shares may be freely sold in the public market immediately following the issuance of such shares and the issuance of such shares may have an adverse effect on our share price once they are issued.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. None of our senior executives has managed a public company prior to our becoming a public company in March 2010. Compliance with these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and

increased the demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Although we have already hired additional staff to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a newly public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters occupy approximately 29,000 square feet in Carlsbad, California under a lease that expires in August 2014. All of our business and engineering functions are represented at our corporate headquarters, including three laboratories for research and development and manufacturing operations. In addition to our principal office space in Carlsbad, we have leased facilities for use as design centers in Irvine, and San Jose in California; Shanghai, and Shenzhen in China; Hsinchu in Taiwan; Seoul in South Korea; Tokyo in Japan; and Bangalore in India. We also have engineering support offices in Shenzhen in China; Tokyo in Japan; Hsinchu in Taiwan; and Seoul in South Korea. We believe that our current facilities are adequate to meet our ongoing needs and that additional facilities are available for lease to meet our future needs.

ITEM 3. LEGAL PROCEEDINGS

Silicon Labs Litigation

On May 13, 2012, we filed a declaratory judgment complaint in United States District Court for the Southern District of California against Silicon Labs, as defendant, seeking an order that our CMOS hybrid tuner products, such as the MxL301 and MxL601, do not infringe nineteen (19) patents owned by Silicon Labs. The declaratory judgment complaint further seeks a ruling that the defendant's patents are invalid. Silicon Labs has filed counterclaims for infringement on five (5) of the nineteen (19) patents and one (1) additional Silicon Labs patent. On September 13, 2012, Silicon Labs filed a motion for preliminary injunction requesting an injunction on our MxL601 product based upon alleged infringement of U.S. Patent No. 7,200,364. On November 2, 2012, the United States District Court for the Southern District of California held a hearing on the motion for preliminary injunction. On November 7, 2012, the court issued an order denying Silicon Labs' motion. In the order, the court found that "Silicon Labs has failed to sustain its burden of proving a likelihood of success on the merits or that it will suffer immediate irreparable harm absent a preliminary injunction." The court further ruled that "Silicon Labs had not met its burden of showing that it is more likely than not that the '364 Patent will be found valid at trial." On December 12, 2012, the Court granted Silicon Labs leave to file an amended answer to assert counterclaims for infringement on three (3) additional Silicon Labs patents. The Court has scheduled a claims construction hearing for April 19, 2013 and scheduled trial to commence on February 11, 2014.

On July 17, 2012, Silicon Labs filed a complaint for patent infringement against us in United States District Court for the Southern District of California. The Silicon Labs complaint asserts that a wide range of our products infringe a single Silicon Labs patent, U.S. Patent No. 7,035,607, or the '607 patent. The '607 patent is related to several of the nineteen (19) patents on which we filed a declaratory judgment action against Silicon Labs. The Silicon Labs complaint seeks damages and injunctive relief against our products. We have filed counterclaims for infringement on three (3) patents owned by us – United States Patent Nos. 7,362,178; 8,198,940; and 7,778,613. Silicon Labs has filed a motion to dismiss or transfer our counterclaims for infringement to the United States District Court for the Western District of Texas. The Court denied that motion. The July 17, 2012 litigation and May 13, 2012 litigation were related by Court order on July 23, 2012. The Court has similarly scheduled a claim construction hearing for April 19, 2013 and scheduled trial to commence on February 11, 2014.

On July 30, 2012, Silicon Labs filed a declaratory judgment complaint in United States District Court for the Western District of Texas against us seeking an order that Silicon Labs' products do not infringe the three (3) patents owned by us asserted as counterclaims in the second Southern District of California action. The declaratory judgment complaint further sought a ruling that the patents are invalid. We filed a motion to dismiss for lack of personal jurisdiction, and the Court granted limited jurisdictional discovery related to the issue. On January 17, 2013, the Court granted our Motion to Dismiss for Lack of Jurisdiction and ordered dismissal of the Texas action.

We have not recorded any accrual for loss contingencies associated with Silicon Labs litigation; determined that an unfavorable outcome is probable or reasonably possible; or determined that the amount or range of any possible loss is reasonably estimable.

Other Matters

In addition, from time to time, we are subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. Other than the Silicon Labs litigation described above, we believe that there are no other currently pending matters that, if determined adversely to us, would have a material effect on our business or that would not be covered by our existing liability insurance maintained by us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

In March 2010, we completed the initial public offering of our Class A common stock. Our Class A common stock is traded on the New York Stock Exchange, or NYSE, under the symbol MXL. The following table sets forth, for the periods indicated, the high and low sale prices for our Class A common stock as reported by the NYSE:

	Year Ended December 31, 2012	
	High	**Low**
First Quarter (January 1, 2012 to March 31, 2012)	$ 6.40	$4.65
Second Quarter (April 1, 2012 to June 30, 2012)	$ 5.54	$4.05
Third Quarter (July 1, 2012 to September 30, 2012)	$ 7.31	$3.96
Fourth Quarter (October 1, 2012 to December 31, 2012)	$ 6.96	$4.50

	Year Ended December 31, 2011	
	High	**Low**
First Quarter (January 1, 2011 to March 31, 2011)	$12.83	$7.32
Second Quarter (April 1, 2011 to June 30, 2011)	$ 9.68	$7.70
Third Quarter (July 1, 2011 to September 30, 2011)	$ 9.26	$4.86
Fourth Quarter (October 1, 2011 to December 31, 2011)	$ 6.41	$4.13

On December 31, 2012, the last reported sales price of our common stock was $5.02 and, according to our transfer agent, as of January 25, 2013, there were 16 record holders of our Class A common stock and 69 record holders of our Class B common stock.

Our Class B common stock is not publicly traded. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and in most instances automatically converts upon sale or other transfer.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Stock Performance Graph

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "Soliciting Material" under the Exchange Act, or subject to Regulation 14A or 14C, or to liabilities of Section 18 of the Exchange Act except to the extent we specifically request that such information be treated as soliciting material or to the extent we specifically incorporate this information by reference.

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on The NYSE Composite Index and The Philadelphia Semiconductor Index. The period shown commences on March 23, 2010 and ends on December 31, 2012, the end of our last fiscal year. The graph

assumes an investment of $100 on March 23, 2010, and the reinvestment of any dividends. In addition, the graph assumes the value of our common stock on March 23, 2010 was the initial public offering price of $14.00 per share.

The comparisons in the graph below are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.


140
120
100
80
60
40
20
-
3/23/2010
3/31/2010
6/30/2010
12/31/2010
6/30/2011
12/31/2011
6/30/2012
12/31/2012
MaxLinear, Inc.
The NYSE Composite Index
The Philadelphia Semiconductor Index

Recent Sales of Unregistered Securities

In the year ended December 31, 2012, we issued an aggregate of 0.5 million shares of our Class B common stock to certain employees upon the exercise of options awarded under our 2004 Stock Plan. We received aggregate proceeds of approximately $0.8 million in the year ended December 31, 2012 as a result of the exercise of these options. We believe these transactions were exempt from the registration requirements of the Securities Act in reliance on Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. As of December 31, 2012, options to purchase an aggregate of 1.4 million shares of our Class B common stock remain outstanding. All issuances of shares of our Class B common stock pursuant to the exercise of these options will be made in reliance on Rule 701. All option grants made under the 2004 Stock Plan were made prior to the effectiveness of our initial public offering. No further option grants will be made under our 2004 Stock Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation.

ITEM 6. SELECTED FINANCIAL DATA

We have derived the selected consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and selected consolidated balance sheet data as of December 31, 2012 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this report. We have derived the statement of operations data for the years ended December 31, 2009 and 2008 and the balance sheet data as of December 31, 2010, 2009 and 2008 from our audited consolidated financial statements not included in this report. Our historical results are not necessarily indicative of the results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this report.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
Consolidated Statement of Operations Data :					
Net revenue	$ 97,728	$ 71,937	$68,701	$51,350	$31,331
Cost of net revenue	37,019	26,616	21,560	17,047	12,675
Gross profit	60,709	45,321	47,141	34,303	18,656
Operating expenses:					
Research and development	46,392	40,156	27,725	19,790	14,310
Selling, general and administrative	27,225	20,178	15,912	9,921	6,356
Total operating expenses	73,617	60,334	43,637	29,711	20,666
Income (loss) from operations	(12,908)	(15,013)	3,504	4,592	(2,010)
Interest income	282	292	326	51	179
Interest expense	(53)	(69)	(29)	(52)	(74)
Other expense, net	(232)	(241)	(58)	(32)	(9)
Income (loss) before income taxes	(12,911)	(15,031)	3,743	4,559	(1,914)
Provision (benefit) for income taxes	341	6,993	(6,371)	230	—
Net income (loss)	(13,252)	(22,024)	10,114	4,329	(1,914)
Net income allocable to preferred stockholders	—	—	(1,215)[1]	(3,691)[1]	—
Net income (loss) attributable to common stockholders	$(13,252)	$(22,024)	$ 8,899	$ 638	$(1,914)
Net income (loss) per share attributable to common stockholders:					
Basic	$ (0.40)	$ (0.68)	$ 0.33	$ 0.06	$ (0.19)
Diluted	$ (0.40)	$ (0.68)	$ 0.30	$ 0.06	$ (0.19)
Shares used to compute net income (loss) per share attributable to common stockholders:					
Basic	33,198	32,573	26,743	10,129	9,861
Diluted	33,198	32,573	29,478	11,512	9,861

(1) Please see Note 2 to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net income (loss) attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts.

	As of December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Consolidated Balance Sheet Data :					
Cash, cash equivalents and short- and long-term investments, available-for-sale	$ 77,256	$ 85,736	$ 94,486	$ 17,921	$ 9,720
Working capital	68,450	76,585	95,444	11,029	8,406
Total assets	110,597	112,376	118,918	35,773	16,723
Capital lease obligations, net of current portion	—	2	18	115	238
Convertible preferred stock[1]	—	—	—	35,351	35,351
Total stockholders' equity (deficit)	80,233	93,025	104,897	(19,475)	(25,363)

(1) Upon certain change in control events that may be outside of our control, including our liquidation, sale or transfer of control, holders of the convertible preferred stock could cause its redemption. Accordingly, these shares were considered contingently redeemable and were classified as temporary equity on our balance sheets instead of in stockholders' equity (deficit). We adjusted the carrying values of the convertible preferred stock to their liquidation values at the date of issuance.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this report.

Overview

We are a provider of integrated, radio-frequency and mixed-signal semiconductor solutions for broadband communications applications. Our high performance radio-frequency, or RF, receiver products capture and process digital and analog broadband signals to be decoded for various applications. These products include both RF receivers and RF receiver systems-on-chip, or SoCs, which incorporate our highly integrated radio system architecture and the functionality necessary to demodulate broadband signals. Our current products enable the display of broadband video content in a wide range of electronic devices, including cable and terrestrial set top boxes, DOCSIS data and voice gateways, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices.

Our net revenue has grown from approximately $0.6 million in 2006 to $97.7 million in 2012. In 2011 and 2012, our net revenue was derived from sales of global digital RF receiver products for digital television applications, automotive navigation displays, mobile handsets, cable modems and gateways. Our ability to achieve revenue growth in the future will depend, among other factors, on our ability to further penetrate existing markets; our ability to expand our target addressable markets by developing new and innovative products; and our ability to obtain design wins with device manufacturers, in particular manufacturers of set top boxes and cable modems and gateways for the cable and satellite industries.

Products shipped to Asia accounted for 91%, 90% and 97% of our net revenue in the years ended December 31, 2012, 2011 and 2010, respectively. A significant but declining portion of these sales in Asia are through distributors. Although a large percentage of our products are shipped to Asia, we believe that a significant number of the systems designed by these customers and incorporating our semiconductor products are then sold outside Asia. For example, we believe revenue generated from sales of our digital terrestrial set top box products during the years ended December 31, 2012 and 2011 related principally to sales to Asian set top box manufacturers delivering products into Europe, Middle East, and Africa, or EMEA, markets. Similarly, revenue generated from sales of our cable modem products during the years ended December 31, 2012 and 2011 related principally to sales to Asian ODM's and contract manufacturers delivering products into European and North American markets. To date, all of our sales have been denominated in United States dollars.

A significant portion of our net revenue has historically been generated by a limited number of customers. During the year ended December 31, 2012, Arris and Pace accounted for 25% and 10%, respectively, of our net revenue, and our ten largest customers collectively accounted for 63% of our net revenue. During the year ended December 31, 2011, Panasonic and Arris accounted for 14% and 11%, respectively, of our net revenue, and our ten largest customers collectively accounted for 59% of our net revenue. For certain customers, we sell multiple products into disparate end user applications such as cable modems and cable set-top boxes.

Our business depends on winning competitive bid selection processes, known as design wins, to develop semiconductors for use in our customers' products. These selection processes are typically lengthy, and as a result, our sales cycles will vary based on the specific market served, whether the design win is with an existing or a new customer and whether our product being designed in our customer's device is a first generation or subsequent generation product. Our customers' products can be complex and, if our engagement results in a

design win, can require significant time to define, design and result in volume production. Because the sales cycle for our products is long, we can incur significant design and development expenditures in circumstances where we do not ultimately recognize any revenue. We do not have any long-term purchase commitments with any of our customers, all of whom purchase our products on a purchase order basis. Once one of our products is incorporated into a customer's design, however, we believe that our product is likely to remain a component of the customer's product for its life cycle because of the time and expense associated with redesigning the product or substituting an alternative chip. Product life cycles in our target markets will vary by application. For example, in the digital set top box market a design-in can have a product life cycle of 18 to 24 months. In the automotive sector, the product life cycle of a design-in can range from 36 to 60 months. In the mobile television sector, the product life cycle can range from 12 to 36 months.

In March 2010, we completed the initial public offering, or IPO, of our Class A common stock in which we sold and issued 5.9 million shares of Class A common stock, including 0.8 million shares related to the exercise of the underwriters' over-allotment, at an issue price of $14.00 per share. We raised a total of $82.9 million in gross proceeds in the IPO, or approximately $72.9 million in net proceeds after deducting underwriting discounts and commissions of $5.8 million and other offering costs of $4.2 million. Immediately prior to the closing of the IPO, all shares of our then-outstanding convertible preferred stock outstanding automatically converted into 14.5 million shares of our Class B common stock.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to revenue recognition, allowance for doubtful accounts, inventory valuation, production masks, intangible assets, impairment of long-lived assets, income taxes and stock-based compensation. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

We believe that the following accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Revenue is generated from sales of our integrated circuits. We recognize revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable and 4) collectibility is reasonably assured. Title to product transfers to customers either when it is shipped to or received by the customer, based on the terms of the specific agreement with the customer.

Revenue is recorded based on the facts at the time of sale. Transactions for which we cannot reliably estimate the amount that will ultimately be collected at the time the product has shipped and title has transferred to the customer are deferred until the amount that is probable of collection can be determined. Items that are considered when determining the amounts that will be ultimately collected are: a customer's overall creditworthiness and payment history, customer rights to return unsold product, customer rights to price protection, customer payment terms conditioned on sale or use of product by the customer, or extended payment terms granted to a customer.

A portion of our revenues are generated from sales made through distributors under agreements allowing for pricing credits and/or stock rotation rights of return. Revenues from our distributors accounted for 40% of net revenue for the year ended December 31, 2012. Revenues from our distributors accounted for 71% of net revenue in the year ended December 31, 2011. Pricing credits to our distributors may result from our pricing credit and unit rebate provisions, among other factors. These pricing credits and/or stock rotation rights prevent us from being able to reliably estimate the final sales price of the inventory sold and the amount of inventory that could be returned pursuant to these agreements. As a result, for sales to distributors, we have determined that it does not meet all of the required revenue recognition criteria at the time we deliver our products to distributors as the final sales price is not fixed or determinable. For these distributor transactions, revenue is not recognized until product is shipped to the end customer and the amount that will ultimately be collected is fixed or determinable. Upon shipment of product to these distributors, title to the inventory transfers to the distributor and the distributor is invoiced, generally with 30 day terms. On shipments to our distributors where revenue is not recognized, we record a trade receivable for the selling price as there is a legally enforceable right to payment, relieving the inventory for the carrying value of goods shipped since legal title has passed to the distributor, and record the corresponding deferred profit in our consolidated balance sheet as a component of deferred revenue, representing the difference between the receivable recorded and the cost of inventory shipped. Future pricing credits and/or stock rotation rights from our distributors may result in the realization of a different amount of profit included in our future consolidated statements of operations than the amount recorded as deferred profit in our consolidated balance sheets.

We record reductions in revenue for estimated pricing adjustments related to price protection and unit rebate agreements with our end customers in the same period that the related revenue is recorded. Price protection pricing adjustments are recorded at the time of sale as a reduction to revenue and an increase in our accrued liabilities. We may enter into unit rebate agreements with end customers based on volume purchases. We estimate that all of the unit rebates will be achieved based on the history of these programs, reduce the average selling price of the product sold under the rebate program and defer revenue for the difference between the amount billed to the customer and the adjusted average selling price. Once the targeted level is achieved, the deferred revenue is recognized as revenue as rebated products are shipped to the end customer. Deferred revenue associated with rebate programs is included in deferred revenue and deferred profit in the consolidated balance sheet.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based on each customers' credit worthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we have in the past. Our receivables are concentrated in relatively few customers. Therefore, a significant change in the liquidity or financial position of any one significant customer could make collection of our accounts receivable more difficult, require us to increase our allowance for doubtful accounts and negatively affect our working capital.

Inventory Valuation

We continually assess the recoverability of our inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. We value our inventory at the lower of cost or market. Cost approximates actual cost on a first-in, first-out basis and market reflects current replacement cost (e.g. net replacement value) which cannot exceed net realizable value or fall below net realizable value less an allowance for an approximately normal profit margin. We reduce our inventory to its lower of cost or market on a part-by-part basis to account for its obsolescence or lack of marketability. Reductions are calculated as the difference between the cost of inventory and its market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that may adversely affect our

operating results. If actual market conditions are more favorable, we may have higher gross profits when products are sold.

Production Masks

Production masks with alternative future uses or discernible future benefits are capitalized and amortized over their estimated useful life of two years. To determine if the production mask has alternative future uses or benefits, we evaluate risks associated with developing new technologies and capabilities, and the related risks associated with entering new markets. Production masks that do not meet the criteria for capitalization are expensed as research and development costs.

Intangible Assets

Technologies acquired or licensed from other companies are capitalized and amortized over the greater of the terms of the agreement, or estimated useful life, not to exceed three years.

Impairment of Long-Lived Assets

We regularly review the carrying amount of our long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset's fair value.

Income Taxes

We provide for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is "more likely than not" to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We will continue to assess the need for a valuation allowance on the deferred tax asset by evaluating both positive and negative evidence that may exist. Any adjustment to the net deferred tax asset valuation allowance would be recorded in the income statement for the period that the adjustment is determined to be required.

Stock-Based Compensation

We measure the cost of employee services received in exchange for equity incentive awards, including stock options, employee stock purchase rights, restricted stock units and restricted stock awards based on the grant date

fair value of the award. We use the Black-Scholes valuation model to calculate the fair value of stock options and employee stock purchase rights granted to employees. We calculate the fair value of restricted stock units and restricted stock awards based on the fair market value of our Class A common stock on the grant date. Stock-based compensation expense is recognized over the period during which the employee is required to provide services in exchange for the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the statements of operations based on the department to which the related employee reports. We calculate the weighted-average expected life of options using the simplified method as prescribed by guidance provided by the Securities and Exchange Commission. This decision is based on the lack of relevant historical data due to our limited historical experience. We will continue to assess the appropriateness of the use of the simplified method as we develop a history of option exercises.

We account for stock options issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered. We calculate the fair value of restricted stock units issued to non-employees based on the fair market value of our Class A common stock on the grant date and the resulting stock-based compensation expense is recognized over the period during which the non-employee is required to provide services in exchange for the award, which is usually the vesting period.

Results of Operations

The following describes the line items set forth in our consolidated statements of operations.

Net Revenue. Net revenue is generated from sales of our RF receivers and RF receiver SoCs. A significant but declining portion of our end customers purchase products indirectly from us through distributors. Although we actually sell the products to, and are paid by, the distributors, we refer to these end customers as our customers.

Cost of Net Revenue. Cost of net revenue includes the cost of finished silicon wafers processed by third-party foundries; costs associated with our outsourced packaging and assembly, test and shipping; costs of personnel, including stock-based compensation, and equipment associated with manufacturing support, logistics and quality assurance; amortization of certain production mask costs; cost of production load boards and sockets; and an allocated portion of our occupancy costs.

Research and Development. Research and development expense includes personnel-related expenses, including stock-based compensation, new product engineering mask costs, prototype integrated circuit packaging and test costs, computer-aided design software license costs, intellectual property license costs, reference design development costs, development testing and evaluation costs, depreciation expense and allocated occupancy costs. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred.

Selling, General and Administrative. Selling, general and administrative expense includes personnel-related expenses, including stock-based compensation, distributor and other third-party sales commissions, field application engineering support, travel costs, professional and consulting fees, legal fees, depreciation expense and allocated occupancy costs.

Interest Income. Interest income consists of interest earned on our cash, cash equivalents and investment balances.

Interest Expense. Interest expense consists primarily of imputed interest on i) the purchase of licensed technology and ii) property and equipment capital leases.

Other Income (Expense). Other income (expense) generally consists of income (expense) generated from minor non-operating transactions.

Provision (Benefit) for Income Taxes. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expenses for tax and financial statement purposes and the realizability of assets in future years. Income tax expense for the year ended December 31, 2012 primarily relates to income tax in foreign jurisdictions. Income tax expense for the year ended December 31, 2011 is primarily due to the establishment of a valuation allowance on the net federal deferred tax asset in the third quarter of 2011. The income tax benefit for the year ended December 31, 2010 includes the reversal of our valuation allowance previously offsetting our federal deferred tax assets.

The following table sets forth our consolidated statement of operations data as a percentage of net revenue for the periods indicated.

	Years Ended December 31,		
	2012	2011	2010
Net revenue	100%	100%	100%
Cost of net revenue	38	37	31
Gross profit	62	63	69
Operating expenses:			
Research and development	47	56	41
Selling, general and administrative	28	28	23
Total operating expenses	75	84	64
Income (loss) from operations	(13)	(21)	5
Interest income	—	—	—
Interest expense	—	—	—
Other expense, net	—	—	—
Income (loss) before income taxes	(13)	(21)	5
Provision (benefit) for income taxes	—	10	(10)
Net income (loss)	(13)%	(31)%	15%

Comparison of the Years Ended December 31, 2012, 2011 and 2010

Net Revenue

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
	(dollars in thousands)				
Net revenue	$97,728	$71,937	$68,701	36%	5%

Net revenue for the year ended December 31, 2012 increased by $25.8 million from 2011 primarily due to an increase in sales revenue from cable modem and cable set-top and gateway products of $38.1 million, offset by a decrease in revenue derived from terrestrial applications of $12.3 million, approximately half of the declines coming from automotive, with less significant declines in mobile handsets, terrestrial set-top boxes, and television sets. We expect sales of our hybrid TV tuner and cable products to account for a substantial portion of our revenue growth, if any, in 2013. The demand for our terrestrial and cable TV products will depend on several

factors, including the rate of worldwide transition from analog-to-digital terrestrial and cable TV broadcast, and the growth in demand, if any, for high speed broadband connectivity and multimedia content and services.

Net revenue for the year ended December 31, 2011 increased by $3.2 million from 2010 primarily due to an increase in sales revenue from cable products of $18.4 million, offset by a decrease in revenue derived from consumer terrestrial TV set-top box and mobile handset applications of $16.4 million.

Cost of Net Revenue and Gross Profit

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
		(dollars in thousands)			
Cost of net revenue	$37,019	$26,616	$21,560	39%	23%
% of net revenue	38%	37%	31%		
Gross profit	$60,709	$45,321	$47,141	34%	(4)%
% of net revenue	62%	63%	69%		

Cost of net revenue increased by $10.4 million from 2011 to 2012. Gross profit increased by $15.4 million from 2011 to 2012, accompanied by a decrease in gross profit as a percentage of revenue from 63% to 62%. The increase in gross profit was driven primarily by the $38.1 million increase in our cable product revenue, which more than offset revenue declines of $12.3 million in terrestrial applications, the vast majority of the declines were related to our higher margin automotive, mobile handset, and digital-only TV tuners. The decrease in the gross profit percentage was largely due to the above noted changes in product mix related to significant declines in our higher margin legacy mobile and automotive handset applications. We currently expect that gross profit percentage will fluctuate in the future, from quarter-to-quarter, based on changes in product mix, average selling prices, and average manufacturing costs.

Cost of net revenue increased by $5.1 million from 2010 to 2011. Gross profit decreased by $1.8 million from 2010 to 2011, with an accompanying decrease in gross profit as a percentage of revenue from 69% to 63%. The decrease in gross profit and gross profit as a percentage of revenue were primarily due to declines in Japan digital television applications that were only partially offset by cost reductions, and the impact of mix changes related to growth in lower margin cable products that were ramping aggressively in 2011. Specifically, mix significantly influenced gross profit and gross profit percentage, as revenues derived from higher margin products addressing Japanese digital-only TV, PCTV, and mobile handset applications declined approximately $18.0 million, and were offset by a roughly equal amount of growth in significantly lower margin cable applications.

Research and Development

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
		(dollars in thousands)			
Research and development	$46,392	$40,156	$27,725	16%	45%
% of net revenue	47%	56%	41%		

Research and development expense for 2012 was $46.4 million, an increase of $6.2 million, or 16%, from 2011. This increase was primarily attributable to an increase in a combination of payroll-related items of $7.7 million and prototyping and mask expenses of $1.5 million, partially offset by a reduction in spending on embedded intellectual property IP licensing of $3.2 million. Payroll-related expenses (including stock-based compensation) increased due to increases in our average full-time-equivalent headcount compared to prior year, expenses related to the 2012 employee bonus plan and an increase in employee healthcare costs. Also contributing to the increase were additional expenses related to our first 40 nanometer mask set and computer-aided design and

related software licensing costs. In the past, we have entered into technology license agreements based on management review and determinations concerning market opportunities. We cannot predict whether we will enter into more of these types of licenses or the magnitude or timing of any such license agreements. Absent these types of licensing events, we expect our research and development expenses to increase as we continue to focus on expanding our product portfolio and enhancing existing products.

Research and development expense for 2011 was $40.2 million, an increase of $12.4 million, or 45%, from 2010. This increase was primarily attributable to an increase in the number of new RF receiver SoC product development and existing product enhancement initiatives. The increase in research and development expense also includes a new initiative to develop MoCA®, or Multimedia over Coax Alliance, solutions for inside-the-home data, and video network connectivity. Investments in intellectual property and software related to connectivity technologies, including the acquisition of certain MoCA® intellectual property and connectivity-related software licenses, increased by $4.2 million compared to the prior year. Salary and benefits expense (including stock-based compensation) increased $5.8 million compared to the prior year. The increase in salary and benefits is primarily due to an increase in our average full-time-equivalent employee headcount compared to the prior year. Also contributing to the increases, compared to the prior year, were additional expenses for computer-aided design and related software license costs, new product engineering mask costs, supplies, travel and other costs.

Selling, General and Administrative

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
	(dollars in thousands)				
Selling, general and administrative	$27,225	$20,178	$15,912	35%	27%
% of net revenue	28%	28%	23%		

Selling, general and administrative expense for 2012 was $27.2 million, an increase of $7.0 million, or 35%, from 2011. This cost was primarily attributable to increase costs associated with the need for larger scale operations to support increase in demand for our products. Specifically, the increase was primarily attributable in part to additional $4.1 million of incremental payroll-related expense (including stock-based compensation) due to an increase in our average full-time-equivalent headcount, expenses related to the 2012 employee bonus plan and increases in employee healthcare costs. Also contributing to these increases were incremental professional and legal expenses of $2.4 million including significant incremental legal expenses related to a previously disclosed export compliance matter as well as our initiation and defense of litigation with Silicon Laboratories, or Silicon Labs. We expect selling, general and administrative expenses to increase in the future as we expand our sales and marketing organization to enable expansion into existing and new markets, as we continue to build our international administrative infrastructure. Future selling, general, and administrative expenses could also be affected by legal expenses associated with the lawsuit filed against Silicon Labs and related actions. We have not recorded any accrual for loss contingencies associated with Silicon Labs litigation; determined that an unfavorable outcome is probable or reasonably possible; or determined that the amount or range of any possible loss is reasonably estimable.

Selling, general and administrative expense for 2011 was $20.2 million, an increase of $4.3 million, or 27%, from 2010. This increase was primarily attributable to increase in costs associated with the need for larger scale operations to support the increase in demand for our products, and increased expenses associated with regulatory compliance initiatives, including compliance with the Sarbanes-Oxley Act. Specifically, the increase was attributable in part to an additional $2.4 million of incremental salary and benefit expenses in 2011 (including stock-based compensation). Also contributing to the increases were incremental legal, accounting and other professional expenses, consulting expenses, travel-related costs, and occupancy expenses.

Interest and Other Income (Expense)

	Years Ended December 31,		
	2012	2011	2010
Interest income	$ 282	$ 292	$326
Interest expense	(53)	(69)	(29)
Other expense, net	(232)	(241)	(58)

Interest income decreased in 2012 compared to 2011 due to lower investment balances, principally due to a change in the composition of cash equivalents and investments. Interest income decreased in 2011 compared to 2010 due to lower investment balances, principally due to a change in the composition of cash equivalents and investments.

Interest expense decreased in 2012 compared to 2011 related to lower outstanding debt balances. Interest expense increased in 2011 compared to 2010 related to an accrued technology license agreement with extended payment terms.

Other expense, net in 2012 consisted primarily of write downs of long-lived assets, losses on foreign currency transactions and investment management fees, offset by other income from a property tax refund. Other expense, net in 2011 consisted primarily of losses on foreign currency transactions, investment management fees and lease settlement charges.

Provision (Benefit) for Income Taxes

	Years Ended December 31,		
	2012	2011	2010
Provision (benefit) for income taxes	$341	$6,993	$(6,371)

The provision for income taxes for the year ended December 31, 2012 was $0.3 million or approximately (2.6)% of pre-tax loss compared to $7.0 million for the year ended December 31, 2011. The provision for income taxes for the year ended December 31, 2012 primarily relates to income tax in foreign jurisdictions. The provision for income taxes for the year ended December 31, 2011 was primarily related to the establishment of a valuation allowance against our net federal deferred tax asset in the third quarter of 2011. We continue to maintain a valuation allowance to offset the federal and California deferred tax assets as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidelines. We will continue to assess the need for a valuation allowance on the deferred tax assets by evaluating positive and negative evidence that may exist. Until such time that we remove the valuation allowance against our federal and California deferred tax assets, our provision for income taxes will primarily consist of taxes associated with our foreign subsidiaries.

The provision for income taxes for the year ended December 31, 2011 was $7.0 million or approximately (46.5)% of pre-tax loss compared to a benefit for income taxes of $6.4 million for the year ended December 31, 2010. The increase in the effective tax rate in the year ended December 31, 2011 is primarily due to the establishment of a valuation allowance on the net federal deferred tax asset in the third quarter of 2011. The income tax benefit of $6.4 million for the year ended December 31, 2010 includes the reversal of our valuation allowance previously offsetting our federal deferred tax assets.

Liquidity and Capital Resources

In March 2010, we received net proceeds from our IPO of approximately $72.9 million (after underwriters' discounts of $5.8 million and additional offering related costs of approximately $4.2 million). Prior to the IPO,

our primary sources of cash were, historically, proceeds from issuances of convertible preferred stock and cash collections from customers. As of December 31, 2012, we had cash and cash equivalents of $21.8 million, short-term investments of $50.3 million, long-term investments of $5.2 million and net accounts receivable of $14.6 million.

Our primary uses of cash are to fund operating expenses, purchases of inventory and the acquisition of property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and stock-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Our primary sources of cash are cash receipts on accounts receivable from our shipment of products to distributors and direct customers. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our major distributor customers.

Following is a summary of our working capital and cash and cash equivalents for the periods indicated:

	Years Ended December 31,	
	2012	**2011**
	(in thousands)	
Working capital	$68,450	$76,585
Cash and cash equivalents	21,810	28,026

Stock Repurchase

In the year ended December 31, 2012, our board of directors and the audit committee of our board of directors approved the repurchase and retirement of 1.2 million shares of our Class A common stock and the repurchase and retirement of 1.0 million shares of our Class B common stock. We effected the repurchases pursuant to a stock repurchase agreement. The per share repurchase price for both Class A and Class B shares repurchased was the closing price of our Class A common stock in trading on the New York Stock Exchange on the date of the agreement. The aggregate repurchase price was $12.1 million.

Other than the transactions disclosed above, the Company's board of directors has not authorized any stock repurchase program, and the Company has no current plans to effect any open-market purchases of its Class A common stock or other repurchases of its Class B common stock from two of its shareholders.

Following is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Years Ended December 31,		
	2012	**2011**	**2010**
		(in thousands)	
Net cash provided by (used in) operating activities	$ 7,544	$ (7,109)	$ 4,838
Net cash provided by (used in) investing activities	(4,191)	10,818	(78,375)
Net cash provided by (used in) by financing activities	(9,577)	2,733	77,170
Effect of exchange rates on cash and cash equivalents	8	21	9
Net increase (decrease) in cash and cash equivalents	$(6,216)	$ 6,463	$ 3,642

Cash Flows from Operating Activities

Net cash provided in operating activities in 2012 was $7.5 million. Net cash provided by operating activities primarily consisted of $6.0 million in changes in operating assets and liabilities and $14.8 million in non-cash

operating expenses, partially offset by a net loss of $13.3 million. Included in changes in operating assets and liabilities were incremental accruals related to legal expenses for our Silicon Laboratories, or Silicon Labs, litigation as well as a reduction in the accrual related to estimated fines and penalties related to a previously disclosed export compliance matter. Non-cash items included in net loss for the year ended December 31, 2012 included depreciation and amortization expense of $3.5 million, amortization of investment premiums, net of $1.1 million, stock-based compensation of $10.0 million and a write down of long-lived assets of $0.2 million.

Net cash used in operating activities in 2011 was $7.1 million. Net cash used in operating activities primarily consisted of a net loss of $22.0 million and $3.6 million in changes in operating assets and liabilities, offset by $18.5 million in non-cash operating expenses. Included in the changes in operating assets and liabilities was a $7.4 million increase in accounts receivable due to significantly greater shipments in the last month of the year ended December 31, 2011 compared to the last month of the year ended December 31, 2010 and the timing of cash receipts from customers and an increase in our accounts payable and accrued expenses related to our accrued technology license payments and estimated fines and penalties related to export compliance matters. Non-cash items included in net loss for the year ended December 31, 2011 included depreciation and amortization expense of $3.2 million, amortization of investment premiums, net of $1.2 million, stock-based compensation of $7.4 million, write down of long-lived assets of $0.1 million and a decrease in deferred income taxes of $6.6 million related to the recording of a valuation allowance on net federal deferred tax assets.

Net cash provided by operating activities in 2010 was $4.8 million. Net cash provided by operating activities primarily consisted of net income of $10.1 million and $0.7 million in non-cash operating expenses, offset by $6.0 million in changes in operating assets and liabilities. Our deferred income taxes increased in 2010 as a result of the release of our valuation allowance. Our increase in inventory and decreases in accounts receivable and deferred revenue and profit were due to a reduction in shipments to distributors in the second half of 2010 as customers either reduced the amount of purchase orders within lead time or requested rescheduling of shipments.

Cash Flows from Investing Activities

Net cash used in investing activities in 2012 was $4.2 million. Net cash used in investing activities primarily consisted of $87.9 million in purchases of securities, $5.1 million in purchases of property and equipment and $0.4 million in purchases of intangibles, offset by $89.2 million in maturities of securities.

Net cash provided by investing activities in 2011 was $10.8 million. Net cash provided by investing activities primarily consisted of $125.4 million in maturities of securities, offset by $111.4 million in purchases of securities, $3.0 million in purchases of property and equipment and $0.2 million in purchases of intangibles.

Net cash used in investing activities during the year ended December 31, 2010 consisted of $111.8 million in purchases of securities, $3.0 million in purchases of property and equipment and $1.3 million in purchases of intangibles, offset by $37.7 million in maturities of securities.

Cash Flows from Financing Activities

Net cash used in financing activities in 2012 was $9.6 million. Net cash used in financing activities consisted primarily of repurchases of common stock of $12.1 million, offset by proceeds from issuance of common stock of $2.5 million.

Net cash provided by financing activities in 2011 was $2.7 million. Net cash provided by financing activities consisted primarily of proceeds from issuance of common stock of $2.8 million offset by payments on capital leases of $0.1 million.

Net cash provided by financing activities during the year ended December 31, 2010 was primarily due to the net cash provided from our IPO of $75.6 million.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our outstanding contractual obligations as of December 31, 2012:

	Payments Due by Period					
	Total	2013	2014	2015	2016	2017 and Thereafter
			(in thousands)			
Operating lease obligations	$2,682	$1,307	$ 846	$387	$142	$—
Other obligations	2,793	2,295	323	175	—	—
Inventory purchase obligations	3,898	3,898	—	—	—	—
Total contractual obligations	$9,373	$7,500	$1,169	$562	$142	$—

Other obligations represent purchase commitments for software licensing agreements, information systems infrastructure and other commitments made in the ordinary course of business.

We are unable to make a reasonably reliable estimate as to when or if cash settlement with taxing authorities will occur for our unrecognized tax benefits. Therefore, our unrecognized tax benefits of $3.8 million are not included in the table above.

Warranties and Indemnifications

In connection with the sale of products in the ordinary course of business, we often make representations affirming, among other things, that our products do not infringe on the intellectual property rights of others, and agree to indemnify customers against third-party claims for such infringement. Further, our certificate of incorporation and bylaws require us to indemnify our officers and directors against any action that may arise out of their services in that capacity, and we have also entered into indemnification agreements with respect to all of our directors and certain controlling persons. As of December 31, 2012, we incurred expenses of $0.3 million under such provisions related to a previously disclosed export compliance matter.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2012, we were not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

For additional information regarding recently adopted and issued accounting pronouncements, see Note 1 of the notes to consolidated financial statements contained within this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated almost exclusively in United States dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions. The functional currency of certain foreign subsidiaries is the local currency. Accordingly, the effects of exchange rate fluctuations on the net assets of these foreign subsidiaries' operations are accounted for as translation gains or losses in accumulated other comprehensive income within stockholders' equity. We do not believe that a change of 10% in such foreign currency exchange rates would have a material impact on our financial position or results of operations.

Interest Rate Risk

We had cash and cash equivalents of $21.8 million at December 31, 2012, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income.

Investments Risk

Our investments, consisting of U.S. Treasury and agency obligations and corporate notes and bonds, are stated at cost, adjusted for amortization of premiums and discounts to maturity. In the event that there are differences between fair value and cost in any of our available-for-sale securities, unrealized gains and losses on these investments are reported as a separate component of accumulated other comprehensive income (loss).

Investments in fixed rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to rising interest rates. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this item are included in Part IV, Item 15 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our principal executive officer, principal financial officer and principal accounting officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and no evaluation of controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to filing this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Form 10-K. Based on their evaluation, our principal executive officer, principal financial officer and principal accounting officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 10-K.

Management's Annual Report on Internal Controls over Financial Reporting

Our management, including our principal executive officer, principal financial officer and principal accounting officer, is responsible for establishing and maintaining adequate internal control over financial

reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, including our principal executive officer, principal financial officer and principal accounting officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and Ernst & Young LLP has issued a report on our internal control over financial reporting, as stated within their report which is included herein.

Changes in Internal Control over Financial Reporting

An evaluation was performed under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, to determine whether any change in our internal control over financial reporting occurred during the quarter ended December 31, 2012 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We did not identify any change in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
MaxLinear, Inc.

We have audited MaxLinear, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MaxLinear, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MaxLinear, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MaxLinear, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012 and the financial statement schedule listed in the Index at Item 15(a)(2) of MaxLinear, Inc. and our report February 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
February 6, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 with respect to our directors and executive officers is incorporated by reference from the information set forth under the captions "Proposal Number *I* — Election of Class I Directors By Class A and Class B Common Stock" and "Executive Officers" in our Definitive Proxy Statement to be filed in connection with our 2013 Annual Meeting of Stockholders, or the 2013 Proxy Statement, which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2012.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained under the caption "Related Person Transactions and Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement and is incorporated herein by reference.

Code of Conduct

We have adopted a code of ethics and employee conduct that applies to our board of directors and all of our employees, including our chief executive officer, principal financial officer, and principal accounting officer.

Our code of conduct is available at our website by visiting *www.maxlinear.com* and clicking through "Investors," "Corporate Governance," and "Code of Conduct." When required by the rules of the New York Stock Exchange, or NYSE, or the Securities and Exchange Commission, or SEC, we will disclose any future amendment to, or waiver of, any provision of the code of conduct for our chief executive officer, principal financial officer, or principal accounting officer or any member or members of our board of directors on our website within four business days following the date of such amendment or waiver.

The information required by Item 10 with respect to our audit committee is incorporated by reference from the information set forth under the caption "Corporate Governance and Board of Directors — Board Committees" in the 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information set forth under the captions "Compensation of Non-Employee Directors" and "Executive Compensation," in our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference from the information set forth under the captions "Executive Compensation — Equity Compensation Plan Information" and "Security Ownership," in our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information set forth under the captions "Corporate Governance and Board of Directors — Director Independence" and "Related Person Transactions and Section 16(a) Beneficial Ownership Reporting Compliance," in our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference from the information set forth under the caption "Proposal Number V — Ratification of Selection of Independent Registered Public Accounting Firm," in our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a) Documents filed as part of the report

1. Financial Statements

Our consolidated financial statements are attached hereto and listed on the Index to Consolidated Financial Statements set forth on page F-1 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedule II. Valuation and Qualifying Accounts—Years ended December 31, 2012, 2011 and 2010

All other schedules are omitted as the required information is inapplicable, or the information is presented in the financial statements or related notes.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS (in thousands):

Classification	Balance at beginning of year	Additions charged to expenses	(Deductions)	Balance at end of year
Allowance for doubtful accounts				
2012	$ —	$ 132	$ —	$ 132
2011	—	—	—	—
2010	—	—	—	—
Inventory reserves				
2012	$ 117	$ 127	$ (92)	$ 152
2011	148	61	(92)	117
2010	120	85	(57)	148
Valuation allowance for deferred tax assets				
2012	$16,029	$ 6,214	$ —	$22,243
2011	3,132	12,897	—	16,029
2010	10,361	—	(7,229)	3,132

3. Exhibits

Exhibit Number	Exhibit Title
3.1	Registrant's Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on March 29, 2010 (incorporated by reference to Exhibit 3.5 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
3.2	Registrant's Amended and Restated Bylaws (incorporated by reference to Exhibit 3.8 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
4.1	Specimen common stock certificate of Registrant (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.1	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.2	Form of Director and Controlling Person Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).

Exhibit Number	Exhibit Title
*+10.3	2004 Stock Plan, as amended.
+10.4	Form of Stock Option Agreement under the 2004 Stock Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.5	Amendment No. 1 to the form of Stock Option Agreement under the 2004 Stock Plan (incorporated by reference to Exhibit 10.5 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
*+10.6	2010 Equity Incentive Plan, as amended.
+10.7	Form of Agreement under the 2010 Equity Incentive (incorporated by reference to Exhibit 10.10 of the Registrant's Quarterly Report on Form 10-Q filed on July 28, 2011 (File No. 001-34666)).
*+10.8	2010 Employee Stock Purchase Plan, as amended.
+10.9	Employment Offer Letter, dated December 20, 2010, between the Registrant and Adam C. Spice (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on December 28, 2010).
+10.10	Employment Offer Letter, dated June 24, 2011, between the Registrant and Brian Sprague (incorporated by reference to Exhibit 10.10 of the Registrant's Quarterly Report on Form 10-Q filed on July 28, 2011 (File No. 001-34666)).
+10.11	Employment Offer Letter, dated September 12, 2011, by and between the Registrant and Justin Scarpulla (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on March 15, 2012 (File No. 001-34666)).
+10.12	Form of Change in Control Agreement for Chief Executive Officer and Chief Financial Officer (incorporated by reference to Exhibit 10.12 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.13	Form of Change in Control Agreement for Executive Officers (incorporated by reference to Exhibit 10.13 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
10.14	Lease Agreement, dated May 18, 2009, between the Registrant and JCCE – Palomar, LLC (incorporated by reference to Exhibit 10.14 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
10.15	Sublease Agreement, dated May 9, 2009, between the Registrant and CVI Laser, LLC (incorporated by reference to Exhibit 10.15 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
†10.16	Intellectual Property License Agreement, dated June 18, 2009, between the Registrant and Intel Corporation, (incorporated by reference to Exhibit 10.16 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
*+10.17	Employment Offer Letter, dated November 9, 2012, between the Registrant and Will Torgerson.
†10.18	Distributor Agreement, dated June 5, 2009, between the Registrant and Moly Tech Limited (incorporated by reference to Exhibit 10.18 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
†10.19	Distributor Agreement, dated October 3, 2005, between the Registrant and Tomen Electronics Corporation (incorporated by reference to Exhibit 10.19 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).

Exhibit Number	Exhibit Title
†10.20	Distributor Agreement, dated August 19, 2009, between the Registrant and Lestina International Ltd. (incorporated by reference to Exhibit 10.20 of the Registrant's Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)).
+10.21	MaxLinear, Inc. Executive Bonus Plan, as amended (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 9, 2012 (File No. 001-34666)).
+10.22	Employment Offer Letter, dated April 22, 2011, between the Registrant and Michael LaChance (incorporated by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K filed on March 14, 2012 (File No. 001-34666)).
10.23	Stock Repurchase Agreement, dated August 21, 2012, by and among the Registrant, Mission Ventures III, L.P., Mission Ventures Affiliates III, L.P., and U.S. Venture Partners VIII, L.P. (incorporated by reference to Exhibit 10.23 of the Registrant's Current Report on Form 8-K filed on August 22, 2012 (File No. 001-34666)).
10.24	Stock Repurchase Agreement, dated October 31, 2012, by and among the Registrant, U.S. Venture Partners VIII, L.P, USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P. (incorporated by reference to Exhibit 10.24 of the Registrant's Current Report on Form 8-K filed on October 31, 2012 (File No. 001-34666)).
+10.25	Separation Agreement, dated March 15, 2012, by and between the Registrant and Patrick E. McCready (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on March 15, 2012(File No. 001-34666))
*11.1	Statement re computation of income (loss) per share (included on page F-14 of this Form 10-K).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant's Quarterly Report on Form 10-Q filed on November 1, 2011 (File No. 001-34666)).
*23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
*24.1	Power of Attorney (included on the signature page of this Form 10-K).
*31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
#*32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Extension Definition
**101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

- # In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished pursuant to this item will not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference
- \+ Indicates a management contract or compensatory plan.
- † Confidential treatment has been requested and received for certain portions of these exhibits.

(b) Exhibits

The exhibits filed as part of this report are listed in Item 15(a)(3) of this Form 10-K.

(c) Schedules

The financial statement schedules required by Regulation S-X and Item 8 of this form are listed in Item 15(a)(2) of this Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAXLINEAR, INC.

(Registrant)

By: /s/ KISHORE SEENDRIPU, PH.D.

Kishore Seendripu, Ph.D.
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 6, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kishore Seendripu, Ph.D. and Adam C. Spice, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-facts and agents, or his substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ KISHORE SEENDRIPU, PH.D. Kishore Seendripu, Ph.D.	President and Chief Executive Officer (Principal Executive Officer)	February 6, 2013
/s/ ADAM C. SPICE Adam C. Spice	Vice President and Chief Financial Officer (Principal Financial Officer)	February 6, 2013
/s/ JUSTIN SCARPULLA Justin Scarpulla	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	February 6, 2013
/s/ THOMAS E. PARDUN Thomas E. Pardun	Lead Director	February 6, 2013
/s/ STEVEN C. CRADDOCK Steven C. Craddock	Director	February 6, 2013
/s/ HK DESAI HK Desai	Director	February 6, 2013
/s/ CURTIS LING, PH.D Curtis Ling, Ph.D	Director	February 6, 2013
/s/ ALBERT J. MOYER Albert J. Moyer	Director	February 6, 2013
/s/ DONALD E. SCHROCK Donald E. Schrock	Director	February 6, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

MaxLinear, Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of MaxLinear, Inc.

We have audited the accompanying consolidated balance sheets of MaxLinear, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MaxLinear, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MaxLinear, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
February 6, 2013

MAXLINEAR, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except par amounts)

	December 31,	
	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 21,810	$ 28,026
Short-term investments, available-for-sale	50,265	47,156
Accounts receivable, net	14,558	10,421
Inventory	9,891	8,082
Prepaid expenses and other current assets	1,494	1,394
Total current assets	98,018	95,079
Property and equipment, net	6,866	5,494
Long-term investments, available-for-sale	5,181	10,554
Intangible assets	275	1,021
Other long-term assets	257	228
Total assets	$ 110,597	$ 112,376
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 7,372	$ 4,936
Deferred revenue and deferred profit	2,289	4,029
Accrued price protection liability	7,880	2,856
Accrued expenses	5,021	4,547
Accrued compensation	7,004	2,094
Current portion of capital lease obligations	2	32
Total current liabilities	29,568	18,494
Other long-term liabilities	796	855
Capital lease obligations, net of current portion	—	2
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 25,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value; 550,000 shares authorized, no shares issued or outstanding	—	—
Class A common stock, $0.0001 par value; 500,000 shares authorized, 23,181 and 19,107 shares issued and outstanding at December 31, 2012 and 2011, respectively	2	2
Class B common stock, $0.0001 par value; 500,000 shares authorized, 9,673 and 14,143 shares issued and outstanding at December 31, 2012 and 2011, respectively	1	1
Additional paid-in capital	139,210	126,695
Accumulated other comprehensive income	35	14
Accumulated deficit	(59,015)	(33,687)
Total stockholders' equity	80,233	93,025
Total liabilities and stockholders' equity	$ 110,597	$ 112,376

See accompanying notes.

MAXLINEAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Net revenue	$ 97,728	$ 71,937	$68,701
Cost of net revenue	37,019	26,616	21,560
Gross profit	60,709	45,321	47,141
Operating expenses:			
Research and development	46,392	40,156	27,725
Selling, general and administrative	27,225	20,178	15,912
Total operating expenses	73,617	60,334	43,637
Income (loss) from operations	(12,908)	(15,013)	3,504
Interest income	282	292	326
Interest expense	(53)	(69)	(29)
Other expense, net	(232)	(241)	(58)
Income (loss) before income taxes	(12,911)	(15,031)	3,743
Provision (benefit) for income taxes	341	6,993	(6,371)
Net income (loss)	(13,252)	(22,024)	10,114
Net income allocable to preferred stockholders	—	—	(1,215)
Net income (loss) attributable to common stockholders	$(13,252)	$(22,024)	$ 8,899
Net income (loss) per share attributable to common stockholders[(1)]:			
Basic	$ (0.40)	$ (0.68)	$ 0.33
Diluted	$ (0.40)	$ (0.68)	$ 0.30
Shares used to compute net income (loss) per share attributable to common stockholders:			
Basic	33,198	32,573	26,743
Diluted	33,198	32,573	29,478

(1) As a result of the conversion of the Company's preferred stock into 14.5 million shares of its Class B common stock immediately prior to the completion of the Company's initial public offering in March 2010, there is a lack of comparability in the basic and diluted net income (loss) per share amounts between the periods presented herein and any historical or future periods.

See accompanying notes.

MAXLINEAR, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income (loss)	$(13,252)	$(22,024)	$10,114
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on investments, net of tax of $11, $0, and $14 in 2012, 2011, and 2010	14	(62)	28
Foreign currency translation adjustments, net of tax of $0 in 2012, 2011, and 2010	7	31	17
Other comprehensve income (loss)	21	(31)	45
Comprehensive income (loss)	$(13,231)	$(22,055)	$10,159

See accompanying notes.

MAXLINEAR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2009	10,737	$ 1	—	$—	—	$—	$ 2,301	$—	$(21,777)	$ (19,475)
Conversion of Series A and B preferred stock to Class A and B common stock	—	—	1,491	—	13,035	1	35,350	—	—	35,351
Conversion of common stock to Class B common stock	(10,737)	(1)	—	—	10,737	1	—	—	—	—
Conversion of Class B common stock to Class A common stock	—	—	5,680	—	(5,680)	—	—	—	—	—
IPO gross proceeds, net of costs	—	—	5,920	1	—	—	72,903	—	—	72,904
Common stock issued upon exercise of stock options	—	—	—	—	628	—	1,043	—	—	1,043
Employee stock purchase plan	—	—	79	—	—	—	700	—	—	700
Stock-based compensation	—	—	—	—	—	—	4,215	—	—	4,215
Other comprehensive income	—	—	—	—	—	—	—	45	—	45
Net income	—	—	—	—	—	—	—	—	10,114	10,114
Balance at December 31, 2010	—	—	13,170	1	18,720	2	116,512	45	(11,663)	104,897
Conversion of Class B common stock to Class A common stock	—	—	5,557	1	(5,557)	(1)	—	—	—	—
Common stock issued pursuant to equity awards, net	—	—	133	—	980	—	1,469	—	—	1,469
Employee stock purchase plan	—	—	247	—	—	—	1,346	—	—	1,346
Stock-based compensation	—	—	—	—	—	—	7,368	—	—	7,368
Other comprehensive loss	—	—	—	—	—	—	—	(31)	—	(31)
Net loss	—	—	—	—	—	—	—	—	(22,024)	(22,024)
Balance at December 31, 2011	—	—	19,107	2	14,143	1	126,695	14	(33,687)	93,025
Conversion of Class B common stock to Class A common stock	—	—	3,991	—	(3,991)	—	—	—	—	—
Common stock issued pursuant to equity awards, net	—	—	740	—	521	—	617	—	—	617
Repurchases of common stock	—	—	(1,152)	—	(1,000)	—	—	—	(12,076)	(12,076)
Employee stock purchase plan	—	—	495	—	—	—	1,914	—	—	1,914
Stock-based compensation	—	—	—	—	—	—	9,984	—	—	9,984
Other comprehensive income	—	—	—	—	—	—	—	21	—	21
Net loss	—	—	—	—	—	—	—	—	(13,252)	(13,252)
Balance at December 31, 2012	—	$—	23,181	$ 2	9,673	$ 1	$139,210	$ 35	$(59,015)	80,233

See accompanying notes.

MAXLINEAR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Operating Activities			
Net income (loss)	$(13,252)	$ (22,024)	$ 10,114
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Amortization and depreciation	3,531	3,159	1,873
Amortization of investment premiums, net	1,058	1,179	1,258
Stock-based compensation	9,984	7,368	4,215
Deferred income taxes	—	6,668	(6,668)
Gain on sale of available-for-sale securities	(2)	(9)	—
Write down of long-lived assets	184	150	36
Changes in operating assets and liabilities:			
Accounts receivable	(4,137)	(7,374)	6,660
Inventory	(1,809)	(657)	(4,575)
Prepaid and other assets	(129)	155	(1,458)
Accounts payable and accrued expenses	3,981	4,368	(2,295)
Amounts due to related party	—	(1,746)	(762)
Accrued compensation	4,910	(51)	424
Deferred revenue and deferred profit	(1,740)	(1,293)	(4,528)
Accrued price protection liability	5,024	2,400	358
Other long-term liabilities	(59)	598	186
Net cash provided by (used in) operating activities	7,544	(7,109)	4,838
Investing Activities			
Purchases of property and equipment	(5,055)	(2,962)	(2,960)
Purchases of intangibles	(390)	(201)	(1,275)
Purchases of available-for-sale securities	(87,897)	(111,369)	(111,807)
Maturities of available-for-sale securities	89,151	125,350	37,667
Net cash provided by (used in) investing activities	(4,191)	10,818	(78,375)
Financing Activities			
Payments on capital leases	(32)	(82)	(123)
Proceeds from issuance of common stock	2,531	2,815	1,743
Proceeds from initial public offering, net of costs	—	—	75,550
Repurchases of common stock	(12,076)	—	—
Net cash provided by (used in) financing activities	(9,577)	2,733	77,170
Effect of exchange rate changes on cash and cash equivalents	8	21	9
Increase (decrease) in cash and cash equivalents	(6,216)	6,463	3,642
Cash and cash equivalents at beginning of year	28,026	21,563	17,921
Cash and cash equivalents at end of year	$ 21,810	$ 28,026	$ 21,563
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 1	$ 9	$ 29
Cash paid for income taxes	$ —	$ —	$ 382
Supplemental disclosures of non cash investing and financing information:			
Accrued purchase of property and equipment	$ 52	$ 708	$ 554

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Description of Business

MaxLinear, Inc. (the Company) was incorporated in Delaware in September 2003. The Company is a provider of integrated, radio-frequency and mixed-signal semiconductor solutions for broadband communications applications whose customers include module makers, original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, who incorporate the Company's products in a wide range of electronic devices including cable and terrestrial set top boxes, DOCSIS data and voice gateways, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices. The Company is a fabless semiconductor company focusing its resources on the design, sales and marketing of its products.

Initial Public Offering

In March 2010, the Company completed the initial public offering, or IPO, of its Class A common stock in which it sold and issued 5.9 million shares of Class A common stock at an issue price of $14.00 per share. The Company raised a total of $82.9 million in gross proceeds in the IPO, or approximately $72.9 million in net proceeds after deducting underwriting discounts and commissions of $5.8 million and other offering costs of $4.2 million. Immediately prior to the closing of the IPO, all shares of the Company's then-outstanding convertible preferred stock automatically converted into 14.5 million shares of Class B common stock.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MaxLinear, Inc. and its wholly owned subsidiaries. All intercompany transactions and investments have been eliminated in consolidation.

The functional currency of certain foreign subsidiaries is the local currency. Accordingly, assets and liabilities of these foreign subsidiaries are translated at the current exchange rate at the balance sheet date and historical rates for equity. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations and, to date, have not been significant.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes of the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on each customers' credit worthiness, as determined by the Company's review of current credit information. The

Company monitors collections and payments from its customers and maintains an allowance for doubtful accounts based upon its historical experience, its anticipation of uncollectible accounts receivable and any specific customer collection issues that the Company has identified. As of December 31, 2012, the Company had recorded an allowance for doubtful accounts of $0.1 million. As of December 31, 2011, the Company did not have an allowance for doubtful accounts recorded.

Inventory

Inventory is stated at the lower of cost or market. Cost approximate actual cost on a first-in, first-out basis and market reflects current replacement cost (e.g. net replacement value) which cannot exceed net realizable value or fall below net realizable value less an allowance for an approximately normal profit margin. The Company reduces its inventory to its lower of cost or market on a part-by-part basis to account for its obsolescence or lack of marketability. Reductions are calculated as the difference between the cost of inventory and its market value based upon assumptions about future demand and market conditions. Once established, these adjustments are considered permanent and are not revised until the related inventory is sold or disposed of.

Investments, Available-for-Sale

The Company classifies all investments as available-for-sale, as the sale of such investments may be required prior to maturity to implement management strategies. These investments are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as interest and dividends, are included in interest income. Realized gains and losses from the sale of available-for-sale investments, if any, are determined on a specific identification basis and are also included in interest income.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and compensation are considered to be representative of their respective fair value because of the short-term nature of these items. Investment securities, available-for-sale, are carried at fair value. Based on the borrowing rates currently available to the Company for loans with similar terms, the Company believes the fair value of long-term capital lease obligations approximates its carrying value.

Property and Equipment

Property and equipment is carried at cost and depreciated over the estimated useful lives of the assets, ranging from two to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Production Masks

Production masks with alternative future uses or discernible future benefits are capitalized and amortized over their estimated useful life of two years. To determine if the production mask has alternative future uses or benefits, the Company evaluates risks associated with developing new technologies and capabilities, and the related risks associated with entering new markets. Production masks that do not meet the criteria for capitalization are expensed as research and development costs.

Impairment of Long-Lived Assets

The Company regularly reviews the carrying amount of its long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset's fair value.

Intangible Assets

Technologies acquired or licensed from other companies are capitalized and amortized over the greater of the terms of the agreement, or estimated useful life, not to exceed three years.

Revenue Recognition

Revenue is generated from sales of the Company's integrated circuits. The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable and 4) collectibility is reasonably assured. Title to product transfers to customers either when it is shipped to or received by the customer, based on the terms of the specific agreement with the customer.

Revenue is recorded based on the facts at the time of sale. Transactions for which the Company cannot reliably estimate the amount that will ultimately be collected at the time the product has shipped and title has transferred to the customer are deferred until the amount that is probable of collection can be determined. Items that are considered when determining the amounts that will be ultimately collected are: a customer's overall creditworthiness and payment history; customer rights to return unsold product; customer rights to price protection; customer payment terms conditioned on sale or use of product by the customer; or extended payment terms granted to a customer.

A portion of the Company's revenues are generated from sales made through distributors under agreements allowing for pricing credits and/or stock rotation rights of return. Revenues from the Company's distributors accounted for 40% of net revenue for the year ended December 31, 2012. Revenues from the Company's distributors accounted for 71% of net revenue in the year ended December 31, 2011. Pricing credits to the Company's distributors may result from its pricing credit and unit rebate provisions, among other factors. These pricing credits and/or stock rotation rights prevent the Company from being able to reliably estimate the final sales price of the inventory sold and the amount of inventory that could be returned pursuant to these agreements. As a result, for sales to distributors, the Company has determined that it does not meet all of the required revenue recognition criteria at the time it delivers its products to distributors as the final sales price is not fixed or determinable.

For these distributor transactions, revenue is not recognized until product is shipped to the end customer and the amount that will ultimately be collected is fixed or determinable. Upon shipment of product to these distributors, title to the inventory transfers to the distributor and the distributor is invoiced, generally with 30 day terms. On shipments to the Company's distributors where revenue is not recognized, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieving the inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the corresponding deferred profit in the consolidated balance sheet as a component of deferred revenue, representing the difference

between the receivable recorded and the cost of inventory shipped. Future pricing credits and/or stock rotation rights from the Company's distributors may result in the realization of a different amount of profit included in the Company's future consolidated statements of operations than the amount recorded as deferred profit in the Company's consolidated balance sheets.

The Company records reductions in revenue for estimated pricing adjustments related to price protection and unit rebate agreements with the Company's end customers in the same period that the related revenue is recorded. Price protection pricing adjustments are recorded at the time of sale as a reduction to revenue and an increase in the Company's accrued liabilities. The Company may enter into unit rebate agreements with end customers based on volume purchases. The Company estimates that all of the unit rebates will be achieved based on the history of these programs, reduces the average selling price of the product sold under the rebate program and defers revenue for the difference between the amount billed to the customer and the adjusted average selling price. Once the targeted level is achieved, the deferred revenue is recognized as revenue as rebated products are shipped to the end customer. Deferred revenue associated with rebate programs is included in deferred revenue and deferred profit in the consolidated balance sheet.

Stock Repurchase

The Company records the excess of repurchase price over par value to accumulated deficit upon repurchase and retirement of shares of its Class A common stock and Class B common stock in accordance with the accounting standard for equity.

Warranty

The Company generally provides a warranty on its products for a period of one year. The Company makes estimates of product return rates and expected costs to replace the products under warranty at the time revenue is recognized based on historical warranty experience and any known product warranty issues. If actual return rates and/or replacement costs differ significantly from these estimates, adjustments to recognize additional cost of net revenue may be required in future periods. At December 31, 2012 and 2011, no accrual for warranty costs was recorded based on the Company's analysis.

Segment Information

The Company operates in one segment as it has developed, marketed and sold primarily only one class of similar products, integrated radio frequency analog and mixed signal semiconductor solutions for broadband communication applications.

The Company's chief operating decision-maker is its chief executive officer, who reviews operating results on an aggregate basis and manages the Company's operations as a single operating segment.

The Company has assessed its products on an individual basis and determined that they are similar based on the following reasons:

- The Company's portfolio of products share similar economic characteristics as they have a similar long term business model, operate at gross margins similar to the Company's consolidated gross margin, and have similar research and development expenses and similar selling, general and administrative expenses;

(in thousands, except per share amounts and percentage data)

- The causes for variation within the Company's portfolio of products are the same and include factors such as (i) life cycle and price and cost fluctuations, (ii) number of competitors, (iii) extent of product differentiation relative to the Company's competition, and (iv) the sensitivity to the overall cyclical nature of the semiconductor industry;
- The Company's product portfolio and development roadmap is managed by a common Vice President and General Manager, and the technology across products within the portfolio is so similar that the Company's engineering resources are highly fungible and commonly work across product families;
- The Company's integrated circuits all use the same standard CMOS manufacturing processes and provide the same fundamental functionality in the electronics platforms in which they reside;
- The integrated circuits marketed are sold to one type of customer: manufacturers of wired and wireless communications equipment, which incorporate the Company's integrated circuits into their electronic products; and
- All of the Company's integrated circuits are sold through a centralized sales force and common distributors.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company markets its products and services to consumer electronics and communications companies throughout the world. The Company makes periodic evaluations of the credit worthiness of its customers and does not require collateral for credit sales.

Customers greater than 10% of net revenue for each of the periods are as follows:

	Years Ended December 31,		
	2012	2011	2010
Percentage of total net revenue			
Arris	25%	11%	*
Pace	10	*	*
Panasonic	*	14	16
Toshiba	*	*	10

* Represents less than 10% of the net revenue for the respective period.

(in thousands, except per share amounts and percentage data)

Products shipped to international destinations representing greater than 10% of net revenue for each of the periods are as follows:

	Years Ended December 31,		
	2012	**2011**	**2010**
Percentage of total net revenue			
China	38%	15%	24%
Taiwan	31	30	13
Japan	14	39	57

The determination of which country a particular sale is allocated to is based on the destination of the product shipment.

Balances greater than 10% of accounts receivable are as follows:

	December 31,	
	2012	**2011**
Percentage of gross accounts receivable:		
Unihan Corporation	24%	12%
Moly Tech Limited	20	19
Asia Fortune Electronics Enterprise	*	20

* Represents less than 10% of the gross accounts receivable for the respective period end.

Stock-based Compensation

The Company measures the cost of employee services received in exchange for equity incentive awards, including stock options, employee stock purchase rights, restricted stock units and restricted stock awards based on the grant date fair value of the award. The Company uses the Black-Scholes valuation model to calculate the fair value of stock options and employee stock purchase rights granted to employees. The Company calculates the fair value of restricted stock units and restricted stock awards based on the fair market value of its Class A common stock on the grant date. Stock-based compensation expense is recognized over the period during which the employee is required to provide services in exchange for the award, which is usually the vesting period. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts in the statements of operations based on the department to which the related employee reports.

The Company accounts for stock options issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered. The Company calculates the fair value of restricted stock units issued to non-employees based on the fair market value of our Class A common stock on the grant date and the resulting stock-based compensation expense is recognized over the period during which the non-employee is required to provide services in exchange for the award, which is usually the vesting period.

Research and Development

Costs incurred in connection with the development of the Company's technology and future products are charged to research and development expense as incurred.

Income Taxes

The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit. If the valuation allowance is released in a future period, income tax expense will be reduced accordingly.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity (net assets) of a business entity during a period from transactions and other events and circumstances from nonowner sources. Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss), such as unrealized holding gains and losses on available-for-sale investments, net of tax, and translation gains and losses.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to the Company by the weighted average number of shares of Class A and Class B common stock outstanding during the period. For diluted net income (loss) per share, net income attributable to the Company is divided by the sum of the weighted average number of shares of Class A and Class B common stock outstanding and the potential number of shares of dilutive Class A and Class B common stock outstanding during the period.

Recent Accounting Pronouncements

Effective January 1, 2012, the Company adopted the Financial Accounting Standards Board's, or FASB, updated guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The Company's adoption of the updated guidance did not have a material impact on its consolidated financial statements.

Effective January 1, 2012, the Company adopted the FASB's new standard regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented.

2. Net Income (Loss) per Share

Prior to the Company's IPO, net income (loss) per share was computed as required by provisions within the accounting standard for earnings per share, which established guidance regarding the computation of earnings per share, or EPS, by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company. The accounting standard for earnings per share requires earnings for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic net income (loss) per share is then calculated by dividing income (loss) attributable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of shares of common stock outstanding for the period, net of shares subject to repurchase by the Company. The accounting standard for earnings per share does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the following net income (loss) per share amounts only pertain to the Company's common stock. In 2010, the Company calculated diluted net income (loss) per share under the as-if-converted method unless the conversion of the preferred stock was anti-dilutive to basic net income (loss) per share. To the extent preferred stock was anti-dilutive, the Company calculated diluted net income (loss) per share under the two-class method.

Subsequent to the Company's IPO, net income (loss) per share continued to be computed as required by provisions within the accounting standard for earnings per share. Basic EPS is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period and the weighted-average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock options, restricted stock units and restricted stock awards are considered to be common stock equivalents and are only included in the calculation of diluted EPS when their effect is dilutive.

Subsequent to its IPO, the Company has two classes of stock outstanding, Class A common stock and Class B common stock. The economic rights of the Class A common stock and Class B common stock, including rights in connection with dividends and payments upon a liquidation or merger are identical, and the Class A common stock and Class B common stock will be treated equally, identically and ratably, unless differential treatment is approved by the Class A common stock and Class B common stock, each voting separately as a class. The Company computes basic earnings per share by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Class A and Class B common stock outstanding during the period. For diluted earnings per share, the Company divides net income (loss) attributable to common stockholders by the sum of the weighted average number of shares of Class A and Class B common stock outstanding and the potential number of shares of dilutive Class A and Class B common stock outstanding during the period.

(in thousands, except per share amounts and percentage data)

	Years Ended December 31,		
	2012	2011	2010
Historical			
Numerator:			
Net income (loss)	$(13,252)	$(22,024)	$10,114
Net income allocable to preferred stockholders	—	—	(1,215)
Net income (loss) attributable to common stockholders	$(13,252)	$(22,024)	$ 8,899
Denominator:			
Weighted average common shares outstanding—basic	33,198	32,573	26,743
Dilutive common stock equivalents	—	—	2,735
Weighted average common shares outstanding—diluted	33,198	32,573	29,478
Net income (loss) per share attributable to common stockholders:			
Basic	$ (0.40)	$ (0.68)	$ 0.33
Diluted	$ (0.40)	$ (0.68)	$ 0.30

The Company excluded 4.4 million, 5.1 million and 1.3 million common stock equivalents for the years ended December 31, 2012, 2011 and 2010, respectively, resulting from outstanding equity awards for the calculation of diluted net income (loss) per share due to their anti-dilutive nature.

3. Financial Instruments

The composition of financial instruments is as follows:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 4,643	$—	$—	$ 4,643
Government debt securities	6,000	3	—	6,003
Corporate debt securities	49,441	6	(4)	49,443
	60,084	9	(4)	60,089
Less amounts included in cash and cash equivalents	(4,643)	—	—	(4,643)
	$55,441	$ 9	$ (4)	$55,446

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 14,372	$—	$—	$ 14,372
Government debt securities	15,966	3	—	15,969
Corporate debt securities	41,764	7	(30)	41,741
	72,102	10	(30)	72,082
Less amounts included in cash and cash equivalents	(14,372)	—	—	(14,372)
	$ 57,730	$ 10	$ (30)	$ 57,710

(in thousands, except per share amounts and percentage data)

As of December 31, 2012, the Company held 10 corporate debt securities with an aggregate fair value of $18.4 million that were in an unrealized loss position for less than 12 months. Gross unrealized losses represent temporary impairments on corporate debt securities related to multiple issuers, and were primarily caused by fluctuations in U.S. interest rates. The Company has determined that the gross unrealized losses on these securities at December 31, 2012 are temporary in nature. The Company evaluates securities for other-than-temporary impairment on a quarterly basis. Impairment is evaluated considering numerous factors, and their relative significance varies depending on the situation. Factors considered include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the security in order to allow for an anticipated recovery in fair value.

All of the Company's long-term available-for-sale securities were due between one and two years as of December 31, 2012.

The fair values of the Company's financial instruments are the amounts that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants and are recorded using a hierarchal disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities. The levels are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

The Company classifies its financial instruments within Level 1 or Level 2 of the fair value hierarchy on the basis of valuations using quoted market prices or alternate pricing sources and models utilizing market observable inputs, respectively. The Company's money market funds were valued based on quoted prices for the specific securities in an active market and were therefore classified as Level 1. The government and corporate debt securities have been valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. The pricing services may use a consensus price which is a weighted average price based on multiple sources or mathematical calculations to determine the valuation for a security, and have been classified as Level 2. The Company reviews Level 2 inputs and fair value for reasonableness and the values may be further validated by comparison to independent pricing sources. In addition, the Company reviews third-party pricing provider models, key inputs and assumptions and understands the pricing processes at its third-party providers in determining the overall reasonableness of the fair value of its Level 2 financial instruments. As of December 31, 2012 and 2011, the Company has not made any adjustments to the prices obtained from its third party pricing providers. The Company held no Level 3 financial instruments as of December 31, 2012 and 2011.

(in thousands, except per share amounts and percentage data)

The following table presents a summary of the Company's financial instruments that are measured on a recurring basis:

		Fair Value Measurements at December 31, 2012		
	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 4,643	$ 4,643	$ —	$—
Government debt securities	6,003	—	6,003	—
Corporate debt securities	49,443	—	49,443	—
	$60,089	$ 4,643	$55,446	$—

		Fair Value Measurements at December 31, 2011		
	Balance at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$14,372	$14,372	$ —	$—
Government debt securities	15,969	—	15,969	—
Corporate debt securities	41,741	—	41,741	—
	$72,082	$14,372	$57,710	$—

There were no transfers between Level 1, Level 2 or Level 3 securities in the year ended December 31, 2012.

4. Balance Sheet Details

Inventory consists of the following:

	December 31,	
	2012	2011
Work-in-process	$ 3,233	$ 3,641
Finished goods	6,658	4,441
	$ 9,891	$ 8,082

Property and equipment consist of the following:

	Useful Life (in Years)	December 31,	
		2012	2011
Furniture and fixtures	5	$ 355	$ 305
Machinery and equipment	3 - 5	8,331	6,875
Masks and production equipment	2	4,894	3,249
Software	3	736	558
Leasehold improvements	4 - 5	829	489
Construction in progress	N/A	20	6
		15,165	11,482
Less accumulated depreciation and amortization		(8,299)	(5,988)
		$ 6,866	$ 5,494

(in thousands, except per share amounts and percentage data)

Intangible assets consist of the following:

	Weighted Average Amortization Period (in Years)	December 31, 2012	December 31, 2011
Licensed technology	3	$ 1,865	$ 1,865
Less accumulated amortization		(1,590)	(844)
		$ 275	$ 1,021

The following table presents future amortization of the Company's intangible assets at December 31, 2012:

	Amortization
2013	$ 275
Total	$ 275

Deferred revenue and deferred profit consist of the following:

	December 31, 2012	December 31, 2011
Deferred revenue—rebates	$ 23	$ 190
Deferred revenue—distributor transactions	3,735	5,606
Deferred cost of revenue—distributor transactions	(1,469)	(1,767)
	$ 2,289	$ 4,029

Accrued expenses consist of the following:

	December 31, 2012	December 31, 2011
Accrued technology license payments	$2,996	$2,794
Accrued professional fees	386	203
Accrued export compliance costs	6	750
Other	1,633	800
	$5,021	$4,547

Other long-term liabilities consist of the following:

	December 31, 2012	December 31, 2011
Accrued technology license payments	$—	$371
Deferred rent	215	248
Other	581	236
	$796	$855

(in thousands, except per share amounts and percentage data)

5. Commitments and Contingencies

Lease Commitments and Other Contractual Obligations

During May 2009, the Company entered into two lease agreements for office facilities in Carlsbad, CA. One lease commenced on June 1, 2009 and expires on January 22, 2014. The second lease commenced on September 1, 2009 and expires on August 31, 2014. The lease which expires on August 31, 2014 has an option to extend the lease beyond the initial term for three years. The terms of these leases provide for rental payments on a monthly basis with periodic rent escalations over the term of the lease. During January 2010, the Company entered into a five-year noncancelable operating lease agreement for a research and development facility in Irvine, CA. The lease is subject to rent holidays and rent increases and commenced in April 2010 with an option to extend the lease for an additional five years. During February and August 2011 and October 2012, the Company entered into amendments to its existing operating lease agreement for a research and development facility in Irvine, CA. The amended operating lease calls for an expansion in the amount of space occupied and an extension to May 2016. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. In addition, incentives were granted, including discounted rental payments and inducements. As such, these allowances have been recorded as deferred rent and these items are being recognized as reductions to rental expense on a straight-line basis over the term of the lease.

At December 31, 2012, future minimum annual payments under the non-cancelable operating leases, other obligations and inventory purchase obligations are as follows:

	Operating Leases	Other Obligations	Inventory Purchase Obligations
2013	$ 1,307	$ 2,295	$ 3,898
2014	846	323	—
2015	387	175	—
2016	142	—	—
2017	—	—	—
Total minimum annual payments	$ 2,682	$ 2,793	$ 3,898

Total rent expense for 2012, 2011 and 2010, was $1.2 million, $1.0 million and $0.7 million, respectively.

Other obligations represent purchase commitments for software licensing arrangements, information systems infrastructure and other commitments made in the ordinary course of business.

Silicon Labs Litigation

On May 13, 2012, the Company filed a declaratory judgment complaint in United States District Court for the Southern District of California against Silicon Laboratories Inc., or Silicon Labs, as defendant seeking an order that the Company's CMOS hybrid tuner products, such as the MxL301 and MxL601, do not infringe nineteen (19) patents owned by Silicon Labs. The declaratory judgment complaint further seeks a ruling that the defendant's patents are invalid. Silicon Labs has filed counterclaims for infringement on five (5) of the nineteen (19) patents and one (1) additional Silicon Labs patent. On September 13, 2012, Silicon Labs filed a motion for preliminary injunction requesting an injunction on the Company's MxL601 product based upon alleged infringement of U.S. Patent No. 7,200,364. On November 2, 2012, the United States District Court for the Southern District of California held a hearing on the motion for preliminary injunction. On November 7, 2012,

(in thousands, except per share amounts and percentage data)

the court issued an order denying Silicon Labs' motion. In the order, the court found that "Silicon Labs has failed to sustain its burden of proving a likelihood of success on the merits or that it will suffer immediate irreparable harm absent a preliminary injunction." The court further ruled that "Silicon Labs had not met its burden of showing that it is more likely than not that the '364 Patent will be found valid at trial." On December 12, 2012, the Court granted Silicon Labs leave to file an amended answer to assert counterclaims for infringement on three (3) additional Silicon Labs patents. The Court has scheduled a claims construction hearing for April 19, 2013 and scheduled trial to commence on February 11, 2014.

On July 17, 2012, Silicon Labs filed a complaint for patent infringement against the Company in United States District Court for the Southern District of California. The Silicon Labs complaint asserts that a wide range of the Company's products infringe a single Silicon Labs patent, U.S. Patent No. 7,035,607, or the '607 patent. The '607 patent is related to several of the nineteen (19) patents on which the Company filed a declaratory judgment action against Silicon Labs. The Silicon Labs complaint seeks damages and injunctive relief against the Company's products. The Company has filed counterclaims for infringement on three (3) patents owned by the Company – United States Patent Nos. 7,362,178; 8,198,940; and 7,778,613. Silicon Labs has filed a motion to dismiss or transfer the Company's counterclaims for infringement to the United States District Court for the Western District of Texas. The Court denied that motion. The July 17, 2012 litigation and May 13, 2012 litigation were related by Court order on July 23, 2012. The Court has similarly scheduled a claim construction hearing for April 19, 2013 and scheduled trial to commence on February 11, 2014.

On July 30, 2012, Silicon Labs filed a declaratory judgment complaint in United States District Court for the Western District of Texas against the Company seeking an order that Silicon Labs' products do not infringe the three (3) patents owned by the Company asserted as counterclaims in the second Southern District of California action. The declaratory judgment complaint further sought a ruling that the patents are invalid. The Company filed a motion to dismiss for lack of personal jurisdiction, and the Court granted limited jurisdictional discovery related to the issue. On January 17, 2013, the Court granted the Company's Motion to Dismiss for Lack of Jurisdiction and ordered dismissal of the Texas action.

The Company has not recorded any accrual for loss contingencies associated with Silicon Labs litigation; determined that an unfavorable outcome is probable or reasonably possible; or determined that the amount or range of any possible loss is reasonably estimable.

Export Compliance Matter

In the first quarter of 2012, the Company determined that it may have taken actions that could constitute facilitation (within the meaning of applicable sanctions and export control laws) of shipments of foreign produced products to Iran or taken other actions that may be in violation of U.S. export control and economic sanctions laws. Specifically, certain of the Company's tuner products, which are foreign produced and not subject to U.S. export controls, were included in set-top converter boxes produced by set-top box manufacturers in Asia to permit conversion of digital television signals to analog signals in international markets, including Iran, using the DVB-T, or Digital Video Broadcasting – Terrestrial, broadcast standard. The DVB-T standard is used in most of Europe, Asia (excluding China), Australia, and Africa as well as in parts of the Middle East, including Iran. While the underlying shipment of the Company's tuners into Iran by foreign manufacturers of these set-top boxes may have been lawful, the Company may have violated applicable sanctions and export control laws without the proper U.S. Government authorization.

The Company initially identified these potential violations internally, rather than as a result of a third-party audit or government investigation, and upon learning of these potential violations, the Company's audit

(in thousands, except per share amounts and percentage data)

committee promptly retained outside counsel to conduct a review of the Company's sanctions and export control compliance. On February 7, 2012, the Company made voluntary initial filings with the Office of Foreign Assets Control of the United States Department of the Treasury, or OFAC, and with the Bureau of Industry and Security of the United States Department of Commerce, or BIS, notifying these regulatory agencies that the Company was conducting a review of export control matters and that the Company would submit any supplemental voluntary self-disclosures once the Company's internal review was complete. The initial stage of the review was concluded in March 2012. Subsequently, the Company also learned that the Company was not in full compliance with BIS's deemed export rule which requires, in some circumstances, that the companies obtain a deemed export license from BIS for employment of certain foreign nationals even if, as was the Company's situation, the Company had obtained an H1-B visa prior to employing the individual. The Company has now applied for such license with respect to the subject employee.

In connection with its March 2012 review, the Company's audit committee determined that the Company's management team lacked sufficient familiarity with and understanding of export control and sanctions laws and their applicability to the Company's products and services. The Company's audit committee concluded that the Company's management team did not intentionally or knowingly violate applicable sanctions and export control laws.

The Company submitted final voluntary disclosures to OFAC on June 1, 2012 and BIS on June 15, 2012 and July 11, 2012. On September 27, 2012, OFAC closed out the Company's Voluntary Self Disclosure with the issuance of a cautionary letter, and no monetary or other penalty was imposed against the Company. On November 6, 2012, BIS closed out the Company's Voluntary Self Disclosure with the issuance of a warning letter, which means that no monetary or other penalty was imposed against the Company.

In the year ended December 31, 2012, the Company reduced its previously recorded estimates of OFAC and BIS penalties and fines by $0.9 million. At December 31, 2012, the Company had no liability recorded for this matter. As a result of increased awareness relative to U.S. export control and economic sanction laws relating to the sale of its products, the Company has implemented additional export control compliance management oversight and has undertaken remedial measures to reduce the risk of similar events occurring in the future.

Warranties and Indemnifications

In connection with the sale of products in the ordinary course of business, the Company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others, and agree to indemnify customers against third-party claims for such infringement. Further, the Company's certificate of incorporation and bylaws require the Company to indemnify its officers and directors against any action that may arise out of their services in that capacity, and the Company has also entered into indemnification agreements with respect to all of its directors and certain controlling persons. As of December 31, 2012, the Company incurred expenses of $0.3 million under such provisions related to the export compliance matter disclosed above.

Other Matters

In addition, from time to time, the Company is subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. Other than the Silicon Labs litigation described above, the Company believes that there are no other currently pending matters that, if determined adversely to the Company, would have a material effect on its business or that would not be covered by its existing liability insurance maintained by the Company.

(in thousands, except per share amounts and percentage data)

6. Stock-Based Compensation, Employee Benefit Plans and Convertible Preferred Stock

Common Stock

At December 31, 2012, the Company had 500.0 million authorized shares of Class A common stock and 500.0 million authorized shares of Class B common stock. Holders of the Company's Class A and Class B common stock have identical voting rights, except that holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share with respect to transactions that would result in a change of control of the Company or that relate to the Company's equity incentive plans. In addition, holders of Class B common stock have the exclusive right to elect two member of the Company's Board of Directors, each referred to as a Class B Director. The shares of Class B common stock are not publicly traded. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and in most instances automatically converts upon sale or other transfer.

Stock Repurchase

In the year ended December 31, 2012, the Company's board of directors and the audit committee of the Company's board of directors approved the repurchase and retirement of 1.2 million shares of the Company's Class A common stock and the repurchase and retirement of 1.0 million shares of the Company's Class B common stock. The Company effected the repurchases pursuant to a stock repurchase agreement. The per share repurchase price for both Class A and Class B shares repurchased was the closing price of the Company's Class A common stock in trading on the New York Stock Exchange on the date of the agreement. The aggregate repurchase price was $12.1 million.

Other than the transactions disclosed above, the Company's board of directors has not authorized any stock repurchase program, and the Company has no current plans to effect any open-market purchases of its Class A common stock or other repurchases of its Class B common stock from two of its shareholders.

Exchange Offer

In May 2012, the Company completed an offer to exchange (the "Exchange Offer") for restricted stock units (RSUs), certain outstanding options to purchase shares of the Company's Class A common stock and shares of the Company's Class B common stock. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange options to purchase 1.3 million shares of the Company's Class A common stock and 0.6 million shares of the Company's Class B common stock. All surrendered options were cancelled, and immediately thereafter, the Company issued a total of 1.0 million restricted stock units in exchange therefor, pursuant to the terms of the Exchange Offer. The Company accounted for the Exchange Offer as a modification of the original options as required by the accounting standard for stock-based compensation. The total Exchange Offer stock-based compensation is $7.3 million, including the incremental value attributed to the modified options of $1.8 million, which will be recognized over the vesting period of the new RSUs.

Employee Benefit Plans

At December 31, 2012, the Company had stock-based compensation awards outstanding under the following plans: the 2004 Stock Plan, the 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan. Upon the closing of the initial public offering in March 2010, all stock awards are issued under the 2010 Equity Incentive Plan and are no longer issued under the 2004 Stock Plan.

(in thousands, except per share amounts and percentage data)

2010 Equity Incentive Plan

The 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards. The aggregate number of shares of Class A common stock that may be issued pursuant to stock awards under the 2010 Plan will increase by any shares subject to stock options or other awards granted under the 2004 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2004 Stock Plan that are forfeited to or repurchased by the Company. In addition, the number of shares of common stock reserved for issuance will automatically increase on the first day of each fiscal year, equal to the lesser of: 2.6 million shares of the Company's Class A common stock; four percent (4%) of the outstanding shares of the Company's Class A common stock and Class B common stock on the last day of the immediately preceding fiscal year; or such lesser amount as the Company's board of directors may determine. Options granted will generally vest over a four-year period and the term can be from seven to ten years. Restricted stock units granted will generally vest over a four-year period.

2010 Employee Stock Purchase Plan

The ESPP authorizes the issuance of shares of the Company's Class A common stock pursuant to purchase rights granted to the Company's employees. The number of shares of the Company's common stock reserved for issuance will automatically increase on the first day of each fiscal year, equal to the least of: 1.0 million shares of the Company's Class A common stock; one and a quarter percent (1.25%) of the outstanding shares of the Company's Class A common stock and Class B common stock on the first day of the fiscal year; or such lesser amount as may be determined by our board of directors or a committee appointed by our board of directors to administer the ESPP. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the Company may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the Company's common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances. Generally, all regular employees, including executive officers, employed by the Company may participate in the ESPP and may contribute up to 15% of their earnings, subject to certain limitations, for the purchase of the Company's common stock under the ESPP. Unless otherwise determined by the Company's board of directors, Class A common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of the Company's Class A common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company's Class A common stock on the date of purchase.

Executive Incentive Bonus Plan

In April 2012, the Company's compensation committee amended its Executive Incentive Bonus Plan to, among other things, permit the settlement of awards under the plan in the form of shares of its Class A common stock. At December 31, 2012, an accrual of $5.0 million was recorded for bonus awards for employees for the 2012 performance period, which the Company intends to settle in shares of its Class A common stock issued under its 2010 Equity Incentive Plan, as amended, with the number of shares issuable to plan participants determined based on the closing sales price of the Company's Class A common stock as determined in trading on the New York Stock Exchange at a date to be determined.

MAXLINEAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts and percentage data)

Stock-Based Compensation

The Company recognized stock-based compensation in the statements of operations as follows:

	Years Ended December 31,		
	2012	2011	2010
Cost of net revenue	$ 85	$ 54	$ 80
Research and development	6,382	4,434	2,589
Selling, general and administrative	3,517	2,880	1,546
	$9,984	$7,368	$4,215

The total unrecognized compensation cost related to unvested stock options as of December 31, 2012 was $3.6 million, and the weighted average period over which these equity awards are expected to vest is 2.92 years. The total unrecognized compensation cost related to unvested restricted stock units and restricted stock awards as of December 31, 2012 was $21.8 million, and the weighted average period over which these equity awards are expected to vest is 2.90 years.

The Company records equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with the authoritative guidance and periodically revalues the equity instruments as they vest. Stock-based compensation expense related to non-employee consultants totaled $0.08 million, $0.2 million and $0.2 million for 2012, 2011 and 2010, respectively.

Stock Options

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options and employee stock purchase rights granted to employees. Stock-based compensation expense is recognized over the vesting period using the straight-line method and is classified in the consolidated statements of operations based on the department to which the related employee reports.

The fair values of stock options and employee stock purchase rights were estimated at their respective grant date using the following assumptions:

Stock Options

	Years Ended December 31,		
	2012	2011	2010
Weighted-average grant date fair value per share	$ 2.37	$ 4.15	$ 6.89
Risk-free interest rate	0.88%	1.95%	2.51%
Dividend yield	—	—	—
Expected life (years)	4.84	5.02	6.06
Volatility	56.00%	52.00%	55.00%

(in thousands, except per share amounts and percentage data)

Employee Stock Purchase Rights

	Years Ended December 31,		
	2012	2011	2010
Weighted-average grant date fair value per share	$ 1.28 – $1.42	$ 1.89 – $2.46	$ 3.18 – $8.38
Risk-free interest rate	0.14 – 0.15%	0.05 – 0.07%	0.14 – 1.14%
Dividend yield	—	—	—
Expected life (years)	0.5	0.5	0.5 – 2.10
Volatility	46.60 – 55.74%	45.70 – 72.84%	30.43 – 60.03%

The risk-free interest rate assumption was based on the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The weighted-average expected life of options was calculated using the simplified method as prescribed by guidance provided by the Securities and Exchange Commission. This decision was based on the lack of relevant historical data due to the Company's limited historical experience. The Company will continue to assess the appropriateness of the use of the simplified method as it develops a history of option exercises.

In addition, due to the Company's limited historical data, the estimated volatility incorporates the historical volatility of comparable companies whose share prices are publicly available.

A summary of the Company's stock option activity is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	4,666	$6.73		
Granted	1,285	5.01		
Exercised	(521)	1.55		
Canceled	(2,236)	9.70		
Outstanding at December 31, 2012	3,194	$4.81	6.2	$3,214
Vested and expected to vest at December 31, 2012	3,168	$4.80	6.2	$3,210
Exercisable at December 31, 2012	1,516	$4.02	5.6	$2,991

The intrinsic value of stock options exercised during 2012, 2011 and 2010 was $2.1 million, $6.7 million and $5.2 million, respectively.

Restricted Stock Units and Restricted Stock Awards

The Company calculates the fair value of restricted stock units and restricted stock awards based on the fair market value of the Company's Class A common stock on the grant date. Stock-based compensation expense is recognized over the vesting period using the straight-line method and is classified in the consolidated statements of operations based on the department to which the related employee reports.

(in thousands, except per share amounts and percentage data)

A summary of the Company's restricted stock unit and restricted stock award activity is as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value per Share
Outstanding at December 31, 2011	1,820	$7.87
Granted	3,553	5.83
Vested	(629)	7.20
Canceled	(433)	7.38
Outstanding at December 31, 2012	4,311	$6.33

The intrinsic value of restricted stock units vested during 2012 and 2011 was $3.2 million and $0.7 million, respectively. No restricted stock units vested during 2010. The intrinsic value of restricted stock units outstanding at December 31, 2012 was $20.9 million.

No restricted stock awards vested during 2012, 2011 and 2010.

Shares Reserved for Future Issuance

Common stock reserved for future issuance is as follows:

	December 31, 2012
Stock options outstanding	3,194
Restricted stock units and restricted stock awards outstanding	4,311
Authorized for future grants under 2010 Equity Incentive Plan	6,516
Authorized for future issuance under 2010 Employee Stock Purchase Plan	639
Total	14,660

Convertible Preferred Stock

Prior to the Company's IPO, its convertible preferred stock has been classified as temporary equity on the balance sheet instead of in stockholders' equity (deficit) in accordance with authoritative guidance for the classification and measurement of redeemable securities. Upon certain change in control events that are outside of the control of the Company, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock could cause its redemption. Accordingly, these shares were considered contingently redeemable and the carrying values of the convertible preferred stock were adjusted to their liquidation values at the date of issuance.

Upon closing of the IPO in March 2010, an aggregate amount of 14.5 million of Series A Preferred Stock and Series B Preferred Stock was automatically converted into 1.5 million shares of Class A common stock and 13.0 million shares of Class B common stock, which is reflected in the consolidated statement of stockholders' equity (deficit) for the year ended December 31, 2010.

(in thousands, except per share amounts and percentage data)

7. Income Taxes

The domestic and international components of income (loss) before provision (benefit) from income taxes are presented as follows:

	Years Ended December 31,		
	2012	2011	2010
Domestic	$ (11,918)	$ (13,775)	$ 6,465
Foreign	(993)	(1,256)	(2,722)
Income (loss) before taxes	$ (12,911)	$ (15,031)	$ 3,743

Income tax provision (benefit) consists of the following:

	Years Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ —	$ 236	$ 126
State	—	20	163
Foreign	351	69	22
Total current	351	325	311
Deferred:			
Federal	(4,162)	(5,183)	1,336
State	(2,062)	(1,731)	(104)
Foreign	—	685	(685)
Change in valuation allowance	6,214	12,897	(7,229)
Total deferred	(10)	6,668	(6,682)
Total income tax provision (benefit)	$ 341	$ 6,993	$(6,371)

The actual income tax provision (benefit) differs from the amount computed using the federal statutory rate as follows:

	Years Ended December 31,		
	2012	2011	2010
Provision (benefit) at statutory rate	$(4,390)	$ (5,111)	$ 1,273
State income taxes (net of federal benefit)	(1,247)	24	336
Research and development credits	(858)	(3,320)	(1,078)
Foreign rate differential	445	1,182	262
Stock compensation	278	974	959
Foreign dividend	—	94	46
Estimated export compliance fines and penalties	(255)	255	—
Foreign tax credit	—	(236)	—
Permanent and other	154	260	(940)
Valuation allowance	6,214	12,871	(7,229)
Total provision (benefit) for income taxes	$ 341	$ 6,993	$(6,371)

(in thousands, except per share amounts and percentage data)

The components of the deferred income tax assets are as follows:

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Net operating loss carryforwards	$ 8,216	$ 6,155
Research and development credits	9,088	8,077
Accrued expenses and other	1,970	644
Stock-based compensation	3,184	1,685
	22,458	16,561
Less valuation allowance	(22,243)	(16,029)
	215	532
Deferred tax liability:		
Depreciation and amortization	(215)	(532)
Net deferred tax assets	$ —	$ —

At December 31, 2012, the Company had federal and state tax net operating loss carryforwards of approximately $24.6 million and $26.7 million, respectively. These amounts include share-based compensation for federal and state of $6.4 million and $3.8 million, that will be recorded to contributed capital when realized. The federal and state tax loss carryforwards will begin to expire in 2026 and 2018, respectively, unless previously utilized.

At December 31, 2012, the Company had federal and state tax credit carryforwards of approximately $5.2 million and $6.8 million, respectively. The federal tax credit carryforward will begin to expire in 2024, unless previously utilized. The state tax credits do not expire. In addition, the Company has federal alternative minimum tax credit carryforwards of $0.2 million that can be carried forward indefinitely.

Pursuant to Internal Revenue Code Section 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has had two changes of ownership in April and November of 2004 resulting in an annual net operating loss and credit limitation. The annual limitations will not cause a loss of net operating loss or credit carryforwards. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.

The Company evaluated its net deferred income taxes, which included an assessment of the cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance is required. After considering its recent history of losses and management's expectations of additional near-term losses, the Company recorded a valuation allowance on its net federal deferred tax assets, with a corresponding charge to its income tax provision of approximately $6.7 million during 2011. During 2012, the Company maintained a valuation allowance against all of its federal and state deferred tax assets as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidelines. The Company will continue to assess the need for a valuation allowance on the deferred tax assets by evaluating positive and negative evidence that may exist.

At December 31, 2012, the Company's unrecognized tax benefits totaled $3.8 million, $3.1 million of which, if recognized at a time when the valuation allowance no longer exists, would affect the effective tax rate.

(in thousands, except per share amounts and percentage data)

The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2012, the Company had no accrual for interest and penalties. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within twelve months.

The following table summarizes the changes to the unrecognized tax benefits during 2012, 2011 and 2010:

Balance as of December 31, 2009	$ 872
Additions based on tax positions related to the current year	287
Additions based on tax positions of prior year	25
Balance as of December 31, 2010	1,184
Additions based on tax positions related to the current year	1,018
Additions based on tax positions of prior year	818
Balance as of December 31, 2011	3,020
Additions based on tax positions related to the current year	725
Additions based on tax positions of prior years	132
Decreases based on tax positions of prior year	(127)
Balance as of December 31, 2012	$3,750

The Company is subject to federal and California income tax in the United States and is also subject to income tax in certain other foreign tax jurisdictions. At December 31, 2012, the Company is no longer subject to federal, California or foreign income tax examinations for the years before 2009, 2008 and 2007, respectively. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount.

The Company is currently under examination by the tax authorities in California for the tax years 2008 and 2009.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted. The Act included several provisions related to corporate income tax including the reinstatement of the credit for qualified research and development. The credit was reinstated for years beginning after January 1, 2012.

The Company is benefitting from a tax holiday in China and is subject to a tax rate of 15% in China, compared to the statutory rate of 25%. This reduced rate is scheduled to increase to the statutory tax rate in 2014. This tax holiday may be extended if certain conditions are met.

8. Employee Retirement Plan

The Company has a 401(k) defined contribution retirement plan (the 401(k) Plan) covering all eligible employees. Participants may voluntarily contribute on a pre-tax basis an amount not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the 401(k) Plan for any of the periods presented.

9. Related-Party Transactions

Transactions with an affiliate of one of the Company's stockholders identified as related-party transactions in the year ended December 31, 2010 were not deemed to be related-party transactions for the year ended December 31, 2012 and 2011 as the stockholder is no longer a beneficial owner of the Company. For 2010, the Company recorded charges of $15.8 million related to wafer inventory purchased from and research and development expenses incurred with an affiliate of one of the Company's stockholders.

10. Selected Quarterly Financial Data (Unaudited)

The following table presents the Company's unaudited quarterly financial data for each of the eight quarters in the period ended December 31, 2012. In management's opinion, this information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period.

	Year Ended December 31, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)			
Net revenue	$20,683	$24,420	$ 27,795	$24,830
Gross profit	12,416	15,122	17,467	15,704
Net income (loss)	(6,562)	(2,559)	450(1)	(4,581)
Net income (loss) per share:				
Basic	$ (0.20)	$ (0.08)	$ 0.01	$ (0.14)
Diluted	$ (0.20)	$ (0.08)	$ 0.01	$ (0.14)

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)			
Net revenue	$16,908	$18,094	$ 17,639	$19,296
Gross profit	10,831	11,435	11,332	11,723
Net loss	(1,148)	(4,796)	(11,388)	(4,692)
Net loss per share:				
Basic	$ (0.04)	$ (0.15)	$ (0.35)	$ (0.14)
Diluted	$ (0.04)	$ (0.15)	$ (0.35)	$ (0.14)

(1) Includes the reduction of the Company's previously recorded estimate of OFAC penalties and fines by $0.6 million.

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS AND MANAGEMENT

Directors

Kishore Seendripu, Ph.D.—Chairman, President and Chief Executive Officer.

Curtis Ling, Ph.D.—Chief Technical Officer.

Steven C. Craddock—President of The Del Ray Group, LLC, a private consulting firm advising companies on strategic and technology developments in the cable television and telecommunications markets.

Harshad K. Desai—Chairman of the Board of Directors of QLogic Corporation, a supplier of high performance network infrastructure solutions; and a member of the Board of Applied Micro Circuits Corporation, a provider of embedded processor technologies and data transport products.

Albert J. Moyer—private financial consultant and member of the Board of Directors of each of CalAmp Corp., a provider of wireless communications solutions; Collectors Universe, Inc., a third-party grading and authentication service for high-value collectibles; Virco Manufacturing Corporation, a manufacturer of educational furniture; and The Redflex Holdings Group, a provider of traffic enforcement technologies.

Thomas E. Pardun—chairman of the Board of Directors of Western Digital Corporation and member of the boards of each of CalAmp Corp.; Finisar Corporation, a supplier of optical communications components and subsystems; and Calix, Inc., a broadband communications access systems and software company.

Donald E. Schrock—retired Executive Vice President, Qualcomm CDMA Technologies Group and member of the Board of Directors of Integrated Devices Technology Inc., a designer and fabricator of semiconductor components.

Executive Officers

Kishore Seendripu, Ph.D.—Chairman, President and Chief Executive Officer.

Adam C. Spice—Vice President and Chief Financial Officer.

Michael J. LaChance—Vice President, Operations

Curtis Ling, Ph.D.—Chief Technical Officer.

Madhukar Reddy, Ph.D.—Vice President, IC and RF Systems Engineering.

Justin Scarpulla—Chief Accounting Officer and Corporate Controller

Brian J. Sprague—Vice President and General Manager, Broadband and Consumer Products.

William C. Torgerson—Vice President of Global Sales

CORPORATE INFORMATION

Corporate Headquarters

MaxLinear, Inc.
2051 Palomar Airport Road
Suite 100
Carlsbad, California 92011

Annual Meeting

MaxLinear's 2013 annual meeting of stockholders will take place on Tuesday, May 14, 2013 at 8:30 a.m., Pacific time, at our headquarters located at 2051 Palomar Airport Road, Suite 100, Carlsbad, California 92011.

Independent Auditors

Ernst & Young, LLP
Orange County, California

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati, P.C. San Diego, California

Shareowner Services

You may contact our transfer agent by writing Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940 or telephoning (800) 662-7232 or (781) 575 4238.

Stock Exchange Information

Our Class A common stock is traded on the New York Stock Exchange, or NYSE, under the symbol MXL.

Internet Address Information

Visit us online at www.maxlinear.com for more information about MaxLinear and its products and services. The 2012 Annual Report is available online by visiting by visiting www.envisionreports.com/MXL, if you are a stockholder of record, or www.edocumentview.com/MXL, if you hold shares through a broker, bank, trustee, or nominee.

Annual Report on Form 10-K

Stockholders may receive a copy of our annual report on Form 10-K, including the financial statements and the financial statement schedules, free of charge upon the written request of any such person. All such requests shall be sent to our Corporate Secretary, c/o MaxLinear, Inc., 2051 Palomar Airport Road, Carlsbad, CA 92011, or by fax to (760) 444-8598.

Special Note Regarding Forward-Looking Statements

This 2012 Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in Management's Discussion and Analysis of Financial Condition and Results of Operations and in Business. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as anticipates, believes, could, seeks, estimates, expects, intends, may, plans, potential, predicts, projects, should, will, would or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements. In particular, MaxLinear cannot predict its future revenues or operating results or its future rates of revenue growth, if any. MaxLinear's business, revenues, and operating results as well as its rate of revenue growth, if any, will be subject to numerous risks and uncertainties, including (among others) uncertainties concerning how end user markets for our products will develop; our dependence on a limited number of customers for a substantial portion of our revenues; our ability to continue to develop and introduce new and enhanced products on a timely basis; and potential decreases in average selling price for our products. In addition, investors in MaxLinear should review the more detailed discussions of risks and uncertainties affecting our business described under the caption Risk Factors in our Annual Report on Form 10-K with the Securities and Exchange Commission on February 6, 2013 and supplemented in our subsequent Quarterly Reports on Form 10-Q.

Except as required by law, we assume no obligation to update forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.


MAXLINEAR

MaxLinear, Inc.
2051 Palomar Airport Road, Suite 100, Carlsbad, California 92011
www.MaxLinear.com